Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2026 to March 31, 2026)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFERS IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2026 to March 31, 2026)

To:  Korean Financial Services Commission and Korea Exchange

/s/ LEE, Ju Tae
LEE, Ju Tae
President and Representative Director
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ HAN, Young Ah
HAN, Young Ah
Head of IR Office, Executive Vice President
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

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I. Overview

II. Business

III. Financial Statements

ø	Attachment: Independent auditors’ review reports on consolidated and separate financial statements

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I. OVERVIEW

Company Overview is omitted in the quarterly report. Please refer to our Annual Report(20-F) disclosed on April 29, 2026 or a summarized version of the Business Report released on March 31, 2026.

SEC : EDGAR Entity Landing Page (sec.gov).

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel, Infrastructure (Trading), Infrastructure (Construction),

Infrastructure (Logistics and associated businesses), Rechargeable Battery Materials, and Others.

B. Summary of Financial Status of Segment

					(Unit: KRW million)

Business Segment	2026.Q1		2025		2024
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)

Steel	14,964,225	345,183	59,413,172	1,960,162	62,200,920	1,636,808

Infrastructure (Trading)	11,171,241	340,225	42,220,911	1,102,781	42,903,253	1,113,710

Infrastructure (Construction)	1,752,329	51,754	7,228,333	(504,421)	9,829,578	64,804

Infrastructure (Logistics and etc.)	934,990	13,249	3,554,224	83,603	4,139,201	147,603

Rechargeable Battery Materials	978,834	(6,797)	3,338,386	(440,863)	3,829,851	(277,472)

Others	875,447	747,286	1,500,108	972,350	2,111,150	1,600,212

Total	30,677,066	1,490,900	117,255,134	3,173,612	125,013,953	4,285,664

*	Based on aggregation of internal transactions among affiliates.
*	‘Energy Materials’ segment was renamed as ‘Rechargeable Battery Materials’ by management decision in June 2025.

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2. Business Status of Segments

A. Steel

There are 83 consolidated companies in the steel segment, e.g., POSCO and POSCO STEELEON, and overseas companies, including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China, and overseas processing centers.

∎ POSCO

(1) Summary of Business

POSCO produces steel components such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks, of which latter is the largest in the world.

Steel is a key industry that has served a pivotal role in achieving national economic development. Steel is used as a basic material in diverse manufacturing businesses, such as automobiles, shipbuilding, home appliances and construction; therefore, steel, by its nature, is intricately connected to the frontline industries.

Despite strong demand from emerging countries, such as India, global crude steel production in the first quarter of 2026 fell year-on-year due to the continued global tightening trend and sluggish demand in industries including China’s real estate market.

In the first quarter of 2026, global crude steel production recorded a moderate year-on-year decline; the delayed recovery in downstream industries, e.g., construction and manufacturing, led to a subdued demand rebound, while China and other major producers cut production and adjusted inventory. Additionally, steel demand recovery is projected to remain constrained in the foreseeable future as risks in the Middle East drive up energy and logistics costs and intensify uncertainty in the global economy.

Global Crude Steel Production

		(Unit: million ton)

Crude Steel Production	2026.Q1	2025	2024

Global	459	1,804	1,839

Korea (Ratio)	16 (3.5%)	62 (3.4%)	64 (3.5%)

ø	Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and fluctuations in the demand industry.

Therefore, steel demand is impacted by changes in the real economy as well as market conditions of demand industries, i.e., shipbuilding, automobiles, home appliance, and construction.

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The steel industry is a capital- and technology-intensive industry that requires massive initial investment. Hence, steelmakers are focused on reducing production costs to achieve price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnership with key customers and by devising comprehensive responses, such as marketing, R&D, technology services, and productions, to address global protectionism. In addition, we are expanding steel processing centers to meet the needs of global frontline industries, such as automobiles, shipbuilding, home appliances, and construction, while strengthening global sales network by operating steel production bases in Indonesia (upstream) and India (cold-rolling mills). Additionally, we are seeking opportunities to expand overseas production capacity; one such example is the JV project completed with Hebei Steel.

On the production side, POSCO is driving strategic high value-added product development and robust sales networks to respond to new growth demand in next-generation energy sectors, e.g., new mobility, renewable energy, smart infrastructure. Meanwhile, we aim to lead global carbon neutrality efforts through phased implementation of our 2050 carbon neutrality roadmap, which includes the construction of a HyREX (hydrogen-reduced steelmaking) demo plant to advance carbon-reduced technology development.

(2) Market Share

					(Unit: million ton)

Category	2026.Q1		2025		2024
	Production	Market share	Production	Market share	Production	Market share

Crude Steel Production	16	100.0%	62	100.0%	64	100.0%

POSCO	9	56.5%	35	56.5%	35	55.2%

Others	7	43.5%	27	43.5%	29	44.8%

ø	Source: World Steel Association (www.worldsteel.org)

The steel industry’s major demand sectors include automobiles, shipbuilding, and construction, in which steel is a key raw material. The company’s sales consist of approximately 52% domestic sales and 48% exports, where Southeast Asia, Japan and Europe accounting for a significant portion. We maintain a make-to-order production and sales system while keeping the proportion of direct sales to end-users in the domestic market at around 61% to ensure sales stability.

To effectively adapt to changing market dynamics, the Company is carrying out a comprehensive strategy to reinforce our core competitiveness, optimize the product portfolio, foster a safe working environment, and lead the transition toward decarbonization and AI. Detailed initiatives are outlined below.

With a strategy that fuels innovation across all areas, we are strengthening our fundamental competitiveness. Our efforts include technology-driven cost reduction and enhanced robustness of facilities that directly impact product quality. Additionally, to proactively respond to shifts in demand industries, our domestic and overseas operations are being realigned to focus on premium steel. Furthermore, we are bolstering productivity and efficiency through facility automation and business process innovations.

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POSCO is readjusting its product portfolio to focus on strategic products in order to address evolving trends in steel-consuming industries. We are downsizing facilities for low-profit commodity products while aggressively investing in production lines for high-value-add products. Furthermore, our R&D organizations will be reorganized around these strategic priorities. In parallel, we are upgrading our regional portfolio strategy to optimize global competitiveness.

Safety is our top priority and a core value of our corporate culture. We are reinforcing safety by identifying potential hazards in the workplace and ensuring compliance to safety standards, while also developing safety solutions utilizing AI technologies.

We are strategically spearheading decarbonization and AI transformation. Our organizational capabilities are focused on ensuring stable operation of the Electric Arc Furnace (EAF), which is slated for full-scale operation this year. In alignment with national greenhouse gas (GHG) reduction targets, we are making thorough, company-wide efforts to commercialize HyREX (Hydrogen Reduction Ironmaking) technology and to secure a stable supply of low-carbon fuel and raw materials. Furthermore, to build the ‘POSCO-style AI Steelworks,’ we are expanding investments and fostering specialized talent as we automate high-risk, low-efficiency manual tasks and scale up the Intelligent Factory model plants.

Even though POSCO is an unlisted company and therefore does not have any obligation to establish a special committee under the board of directors, we have created an ESG committee to strengthen our external communication with interested parties. Furthermore, we have also established an audit committee to support ESG governance. As a result, the company has been named Sustainability Champion by the World Steel Association — an honor awarded to leading companies in the ESG field — for four consecutive years.

∎ POSCO STEELEON

POSCO STEELEON offers differentiated value by developing new market and technology and by providing designs and solutions in both domestic and overseas surface-treated steel market.

The surface-treated steel market is divided into general-purpose and high-end segments. Competition is fierce in the general-purpose market because product technology is standardized and the market is flooded with low-priced Chinese products. On the other hand, we believe that the market for high-end material not only generates high added value but also has potential to grow in terms of size.

Despite challenges posed by oversupply of domestic and foreign steel products and slowdown in demand industries, POSCO STEELEON is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products, such as aluminum coated sheets, galvanized steel sheets with high corrosion resistance, and Print/Lami color steel sheets.

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POSCO STEELEON is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development customized to customer needs. In addition, POSCO STEELEON is preparing to expand its overseas business; the company operates a color steel sheet production line (50,000 ton) and coated steel sheet production line (20,000 ton) in Yangon, Myanmar, securing a bridgehead in Southeast Asia, a region projected for rapid growth.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of packaging and supplementary materials for steelmaking. This includes aluminum deoxidizers, which removes oversaturated oxygen in the steelmaking process. POSCO M-TECH continuously develops packaging machines and materials for steel products. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving quality; furthermore, the packaging equipment business is focused on developing automated equipment.

Business Areas

Business Areas	Major Goods and Services	Major Customer

Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel packaging engineering, mechanical equipment and etc.
Consignment operation business	Ferro-manganese factory and etc.

(2) Market Share

					(Unit: ton)

Category	2026.Q1		2025		2024
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share

POSCO M-TECH	10,419	45.0%	35,387	41.3%	38,284	44.3%

PJ Metal	12,725	55.0%	50,213	58.7%	48,231	55.7%

Total	23,144	100.0%	85,600	100.0%	86,515	100.0%

ø	The exact market share of aluminum deoxidizers cannot be estimated since total domestic production and sales volume are not tallied.

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B. Infrastructure [Trading]

There are 39 subsidiaries in trading segment including POSCO INTERNATIONAL.

∎ POSCO INTERNATIONAL

POSCO INTERNATIONAL and its consolidated subsidiaries engage in three major businesses: trading, energy and investment(food resources, motor core for EV, mineral resource development, etc.).

[Trading]

The industrial environment is becoming increasingly challenging as protectionism intensifies in major economies and global economic downturn continues. Nevertheless, POSCO INTERNATIONAL is pioneering new markets and businesses. By leveraging its long-accumulated knowhow and extensive overseas network, the company is strengthening the value chains of its core businesses, e.g., materials, mobility, food, while fostering future growth through its bio business.

Market Share

		(Unit: USD million)

Category	2026.Q1	2025.Q1	Growth Rate

All Trading Companies in Korea	219,870	159,534	37.8%

POSCO INTERNATIONAL Corp.	1,782	2,032	(12.3%)

ø	Source: Korea International Trade Association (www.kita.net)

•

Steel/Mobility business: Through collaboration with other POSCO group affiliates, we are generating synergies to expand our business portfolio. We are in the process of establishing supply chains for the renewable energy industry and Hot Briquetted Iron (HBI) feedstock for the steelworks, while further strengthening our role in securing stable raw material supplies for rechargeable battery materials.

•

Motor core business: POSCO INTERNATIONAL started engaging in the electric vehicle (EV) motor core business with POSCO Mobility Solution, a company subsidiary. We plan to expand our motor core production to 7.5 million by 2030. In particular, we demonstrate first-class quality competitiveness in our production by leveraging POSCO’s high-quality non-oriented (NO) electrical steel and POSCO Mobility Solution’s proprietary stacking technology.

•

Palm farm in Indonesia: Through the development of the PT. BIA palm plantation in Indonesia, we have established a stable Crude Palm Oil (CPO) production system and secured profitability. We operate a sustainable palm business based on RSPO certification. Notably, in 2025, we significantly expanded our production base by completing the acquisition of PT. Sampoerna Agro (now renamed PT. Prime AgriResources), a listed Indonesian company. In the second half of the same year, we completed the construction of a refinery with annual capacity of 500,000 tons. Consequently, we have successfully integrated upstream and midstream processes to our value chain, spanning ‘seed-plantation-milling-refining,’.

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[Energy]

Global demand for natural gas remains strong, particularly with rising power demand from AI-driven growth of the digital industry. Asia’s surging energy demand is also boosting the oil and gas development sector. The company aims to enhance competitiveness in the energy business and ensure stable operations in a shifting market.

•

Myanmar Gas Field business: : In February 2021, as part of the third phase of the development project, the company began EPCIC to install a gas compression platform to produce low-pressure gas from the reservoir. Since completing construction in April 2024, the company has been producing gas since May 2024 from the new facilities. Additionally, in July 2024, we began construction on the fourth phase of the development project, designed to acquire additional reserves to sustain the current level of gas production. Phase 4 is scheduled to begin operation in 2027.

•

Onshore gas business in Australia: For timely implementation of the Group’s decarbonization and hydrogen business strategies and to expand its existing energy business, currently centered in Myanmar, the company acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, that produces gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. By the end of 2025, we completed the construction of three gas processing plants, establishing a 60PJ annual production system, with efforts to continue growing our production and sales volumes.

•

LNG terminal & connected business: The Gwangyang LNG Terminal, Korea’s first privately operated LNG import terminal, has a storage capacity of 930,000 KL across six tanks. By the end of 2026, we will expand to build two additional units to obtain total storage capacity of 1,330,000 KL. Serving as a key facility in the LNG value chain, it plays a pivotal role in connecting upstream LNG production with the downstream gas supply to end-users. The company is pursuing phased expansion beyond Gwangyang to meet both local demand and captive demand within the business group, while actively expanding into LNG bunkering, ship commissioning, and trading businesses.

•

Power generation business: As the first private power generator in Korea, our Incheon LNG Combined Cycle Power Plant has been delivering reliable power supply to the Seoul metropolitan area for over 50 years. Located in Incheon’s Seo-gu district, the plant operates seven combined cycle power generators with total capacity of 3,412 MW, which accounts for about 9% of the region’s generation capacity. The power plant is a smart power generation facility, incorporating IoT and big data technologies in its operations.

•

Domestic onshore wind power business: In January 2015, the Sinan Green Energy acquired a business permit to run an onshore wind farm in Jaeun-myeon in Sinan-gun city of the Jeollanam-do province. We are operating 20 onshore wind power generators since their installation in 2019. With a generation capacity of 62.7 MW, this onshore wind power complex produces approximately 120,000 MWh of clean energy annually, which is equivalent to removing 49,000 tons of carbon dioxide emissions annually.

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•

Expansion into new business To reduce carbon emissions, the company is developing LNG-hydrogen co-firing power generation, with plans to further expand LNG and renewable energy projects both domestically and internationally.

B. Infrastructure [Construction]

There are 23 subsidiaries in construction segment including POSCO E&C.

∎ POSCO E&C

[Plant business]

POSCO E&C has established a unique position in the domestic steel plant sector with extensive experience in supplying and constructing equipment for integrated steel mills and auxiliary facilities. The company has expanded into global markets, such as India, Brazil, and Indonesia, enhancing its reputation as a global player. Recently, the company has focused on carbon-reduced steel technologies and water electrolysis projects. In power generation, POSCO E&C was the first construction company to enter the South American market in 2006 to build coal-fired and gas combined cycle power plants. The company is also expanding involvement in nuclear power projects, including large-scale plants and national projects like i-SMR. In addition, by being the first in the world to apply high-manganese steel in LNG tank construction, the company has participated in numerous domestic and overseas LNG terminal projects, e.g., Gulf MTP LNG terminal projects in Thailand. We have also built multiple plants in Pohang, Gwangyang, Argentina, and North America to produce raw materials and components for the rechargeable battery.

The company has an extensive track record in various sectors, including roads, bridges, airports, seaports, and water treatment, and continues to expand its presence in the world. Particularly in the offshore wind sector, the company is focused on signing projects and collaborating with global industry leaders to take early action to gain dominance in the market. In effect, the company aims to systematically enhance our project execution capability and take a leading position as an EPC player in the offshore wind industry.

[Construction business]

POSCO E&C has top class construction capabilities, product development capabilities, and commercialization capabilities in the field of high-rise buildings and large-scale new city development. Representatively, the company is leading the Songdo International Business City Development Project and have successfully completed high-rise/supersize landmark projects such as POSCO Tower Songdo, Busan Haeundae LCT, and Yeouido Park One. Additionally, in the fields of urban redevelopment/reconstruction and remodeling, POSCO E&C has achieved the highest number of orders in the industry, earning recognition for its brand value from consumers and successfully executing numerous projects. Recently, our offerings are differentiated to meet diverse customer needs; ‘HAUTIERE’ is our high-end residential brand that joins other premium solutions. In light of the upcoming super-aged society, the company plans to diversify its portfolio by continuously expanding into new business, such as senior residences.

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B. Infrastructure [Logistics and associated businesses]

There are 16 subsidiaries of logistics and etc. segment including POSCO FLOW and POSCO DX.

∎ POSCO DX

POSCO DX has both IT and operation automation technology (OT) capabilities. By converging IT and OT, the company has acquired prominence in applying this technology to manufacturing. Leveraging its proprietary AI-based platform, PosFrame, POSCO DX rolled out the Smart Factory technologies at POSCO’s steelworks and has since expanded its application into rechargeable battery material production processes as well as food & beverage manufacturing. As a result, POSCO DX is now known as a specialized provider of Smart Factory solutions. More recently, the company has been integrating AI and robotics to kick Smart Factory operations into next gear and to build the Intelligent Factory.

In addition, based on its capabilities in building fulfillment logistics systems and hubs, POSCO DX delivered projects such as POSCO’s logistics facilities, Incheon Airport’s Baggage Handling System (BHS), and Hanjin Express’s Mega Hub logistics center.

C. Rechargeable Battery Materials

Rechargeable Battery Materials segment includes businesses related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 17 subsidiaries, including POSCO FUTURE M and POSCO Argentina.

∎ POSCO FUTURE M

[Basic Industrial Materials]

•

Refractory production: Refractories maintain their chemical properties and strength even at high temperatures, making them indispensable in industrial facilities, including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO FUTURE M produces refractories and installs them in blast furnaces and various plants. Recognized for its expertise in refractory installation, the company is expanding its business to plants in other fields both domestically and internationally. However, there are challenges due to overproduction by refractory companies worldwide and the flood of Chinese low-cost products entering the market. Therefore, POSCO FUTURE M is striving to secure competitiveness in the global market by achieving maximum cost competitiveness and developing high value-added products.

•

Lime business: The quicklime market is dominated by POSCO and Hyundai Steel, which together account for over 90% of the total quicklime used for steelmaking. POSCO FUTURE M is the largest supplier to POSCO.

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[Energy Materials]

In order to leap forward as an energy materials company, POSCO FUTURE M acquired the anode materials division of LS Mtron in August 2010 and merged with the cathode materials company POSCO ESM in April 2019. POSCO FUTURE M produces both anode active materials (anode materials) and cathode active materials (cathode materials), which are high-value-added materials in the rechargeable battery value chain.

As an integral part of POSCO Group, POSCO FUTURE M has established a full battery materials value chain, ranging from raw to active battery materials and battery recycling. It is the only company to produce graphite-based anode materials, a critical mineral predominated by China. Therefore, the company expects sales to increase in the future by supplying global automakers and battery makers that seek to decouple from China.

However, if POSCO Group’s production of raw materials, such as lithium, nickel, and graphite, declines or is delayed against the plan or if we are unable to meet the stricter Rules of Origin guidelines, we may not be able to reap all of the projected benefits.

D. Others

In Others segment, there are 24 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS is focusing on investment in new growth businesses and opportunities.

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3. Key Products

A. Sales of Key Products (2026.Q1 )

(Unit: KRW 100 million, %)

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio

Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	30,634	20.5%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	49,397	33.0%
	Stainless Steel Products	Tableware, pipes, etc.	22,546	15.1%
	Others	Plates, Wire rods, etc.	47,065	31.4%
	Gross Sum		149,642	100.0%
	Deduction of Internal Trade		(56,163)
	Sub Total		93,479

Infra- structure	Trading	Steel, Metal	80,834	58.3%
		Chemical, Strategic Item, Energy	19,884	14.4%
		Others	10,968	7.9%
	Construction	Architecture (Domestic)	10,698	7.7%
		Plant (Domestic)	4,706	3.4%
		Others (Domestic)	344	0.2%
		Overseas Construction	1,068	0.8%
		Owned Construction	260	0.2%
		Others	1,051	0.8%
	Logistics and etc.	Others	8,773	6.3%
	Gross Sum		138,586	100.0%
	Deduction of Internal Trade		(59,443)
	Sub Total		79,143

Rechargeable Battery Materials	Gross Sum		9,788	100.0%
	Deduction of Internal Trade		(3,729)
	Sub Total		6,059

Others	Gross Sum		8,755	100.0%
	Deduction of Internal Trade		(8,675)
	Sub Total		80

Total Sum			178,761

*	Due to the organizational restructuring of POSCO E&C in December 2025, the performance of ‘Civil Engineering (Domestic)’ sector has been consolidated into the ‘Plant (Domestic)’ sector.

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B. Price Movement Trends of Key Products

		(Unit: KRW thousand/ton, KRW/kWh)
Business Segment	Products	2026.Q1	2025	2024

Steel	Hot-rolled Product (HR)	869	869	910
	Cold-rolled Product (CR)	1,054	1,068	1,144

Infrastructure (Trading)	Electric Power	131	144	160

Rechargeable Battery Materials	Refractory	966	973	1,001
	Lime	168	158	142

*

Construction and Logistics and associated business segments of Infrastructure are omitted because the raw materials fluctuations defy meaningful measurement. In the case of the Rechargeable Battery Material business, detailed descriptions are omitted to avoid risk of information leakage.

[Steel]

(1) Criteria for Calculation

a) Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Price Changing Factors

Overall, steel prices remained flat in the first quarter of 2026 due to external uncertainties, i.e., impact of trade regulations, polarization of global markets, supply chain instability, triggered by the Middle East conflict.

[Infrastructure (Trading)]

(1) Criteria for Calculation

a) Subjects for Calculation: Price of electric power

b) Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Price Changing Factors

- Power: Korea Gas Corporation cost, etc.

* The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Rechargeable Battery Materials]

(1) Criteria for Calculation

a) Subjects for Calculation: Unit price of refractory and quicklime

b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

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(2) Price Changing Factors

a) Price of refractories: Affected by business condition of the front industry and raw material cost.

b) Quicklime price: Mainly influenced by utility unit price and raw materials cost.

C) Raw materials for Rechargeable Battery Materials: Subject to price fluctuations depending on the international supply of mineral resources.

4. Major Raw Materials

A. Current Status of Major Raw Materials

(Unit: KRW 100 million)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount	Portion

Steel		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	42,682	65.0%
			Sub-materials	Sub-materials for Iron-making, Steelmaking	12,465	19.0%
			Stainless Steel Materials	Key Materials for STS Production	10,514	16.0%

Infra- structure	Trading	Raw Materials	LNG	Material for Power Generation	3,399	100.0%
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	669	22.6%
			Steel Reinforcement	Strengthening Concrete	487	16.4%
			Cable	Electricity Transfer	63	2.1%
			H-Beam	Structural steel for civil/ construction	119	4.0%
			Others	Construction of Pipe and Structure etc.	1,625	54.9%
	Logistics and etc.	Raw Materials	Others	For other use	1,446	100.0%

Rechargeable Battery Materials		Raw Materials	NCM and etc.	Production of cathode materials	1,159	63.6%
			Graphite and etc.	Production of anode materials	75	4.1%
			Limestone and etc.	Production of Lime	271	14.9%
			Others	Production of refractory	316	17.4%

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

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B. Price Movement Trends of Major Raw Materials

(Unit: KRW thousand)

Business Segment		Category	2026.Q1	2025	2024
Steel		Iron Ore (per ton)	142	133	135
		Coal (per ton)	343	268	329
		Scrap Iron (per ton)	515	485	505
		Nickel (per ton)	25,378	21,559	22,934

Infrastructure	Trading	LNG (per ton)	916	944	1,058
	Construction	Ready-mixed Concrete (per m3)	88	88	90
		Steel Pile (per m)	1.1	1.1	1.1
		Steel Reinforcement (per kg)	0.9	0.9	0.9
		Cable (per m)	1.3	1.2	1.0
Rechargeable Battery Materials		Refractory (per ton)	568	631	443
		Limestone (per ton)	24	25	25

*

Infrastructure (Logistics and associated businesses) and Others segment are omitted because the raw materials fluctuations defy meaningful measurement. In Rechargeable Battery Materials business, detailed descriptions are omitted to avoid risk of information leakage.

[Steel]

(1) Iron Ore:	Prices rose 1% QoQ to U$97/ton in Q1 of 2026, triggered by CMRG’s expanded trade restrictions imposed on BHP iron ore and oil prices pushed up by the U.S.-Iran conflict.

						(Unit: U$/ton)

’26.Q1	’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1

97	96	92	89	96	94	89	101	113

(2) Coal:	Prices rose 17% QoQ to U$235/ton in Q1 of 2026 due to tight supply spurred by the rainy season in eastern Australia and production setbacks at key hard coking coal mines.

						(Unit: U$/ton)

’26.Q1	’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1

235	200	184	184	185	203	211	242	308

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(3) Scrap:	Scrap prices increased by 2% QoQ to U$352/ton in Q1 of 2026, driven by steady demand from steel producers in Southwest Asia, particularly India.

						(Unit: U$/ton)

’26.Q1	’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1

352	344	340	337	342	350	364	376	392

(4) Nickel:

Prices rose 17% to U$17,356/ton in Q1 of 2026 triggered by the Indonesian government’s policy to reduce nickel ore production, in addition to rising costs and unstable supply caused by the US-Iran conflict.

						(Unit: U$/lb, U$/ton)

’26.Q1	’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1

7.87	6.75	6.81	6.88	7.06	7.27	7.37	8.35	7.53

17,356	14,892	15,014	15,171	15,571	16,038	16,259	18,415	16,589

*	LME: London Metal Exchange

[Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Price Changing Factors

Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)

Construction	Ready-mixed Concrete	Standard 25-210-15	-
	Rebar	SD400 10mm	Higher raw material (scrap) price
	H-Beam	SM355A 300*300*10*15 11m	Price hike due to higher domestic demand
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Higher raw material (electric copper) price

[Rechargeable Battery Materials]

(1)	Criteria for Calculation

•	Refractory and lime: Purchase prices including freight costs

(2)	Price Changing Factors

a)	Refractory raw materials: Price fluctuations and compositional costs of raw materials in China

b)	Limestone: Raw material price fluctuation is not extreme, and there are slight variations depending on the freight cost

c)	Rechargeable Battery Materials: Price trends are not disclosed considering concerns about information leakage

19

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

(Unit: thousand ton)

Business Area	Products	2026.Q1	2025	2024

Steel	Crude Steel	9,816	39,810	40,461

∎ POSCO STEELEON

(Unit: thousand ton)

Business Area	Products	Plant	2026.Q1	2025	2024

Steel	Galvanized / Color- coated Steel	Pohang	247	1,000	1,000
		Myanmar	17	70	70
Total			264	1,070	1,070

∎ POSCO M-TECH

(Unit: ton)

Business Area	Products	2026.Q1	2025	2024

Raw materials for steel production	Deoxidizer	8,968	41,005	39,058

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

(Unit: MW)

Business Area	Products		2026.Q1	2025	2024

Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Rechargeable Battery Materials]

∎ POSCO FUTURE M

(Unit: ton)

Business Area	Products	Place of Business	2026.Q1	2025	2024
Refractory	Brick and etc.	Pohang	28,741	116,560	116,560

LIME	Quicklime	Pohang	270,000	1,095,000	1,095,000
		Gwangyang	270,000	1,095,000	1,095,000
Total			568,741	2,306,560	2,306,560

*	In the case of the Rechargeable Battery Materials business, detailed notation is omitted in consideration of technology and information leakage concerns.

20

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

(Unit: thousand ton)

Products		2026.Q1	2025	2024

Crude Steel		9,770	38,643	39,281

Products	Hot-Rolled Steel	2,648	10,724	10,172
	Plate	1,626	6,365	6,636
	Wire Rod	406	1,594	2,131
	Pickled-Oiled Steel	706	2,725	2,713
	Cold-Rolled Products	1,854	7,365	7,498
	Coated Steel	1,698	7,164	7,543
	Electrical Steel	266	1,084	998
	Stainless Steel	657	3,098	3,333
	Others	493	1,525	1,696
	Total	10,354	41,644	42,720

*	The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries,

which may include interested parties’ transactions.

(2) Capacity Utilization Rate (2026.Q1)

(Unit: thousand ton, %)

Company		Capacity	Production	Utilization Rate

Crude Steel Production	POSCO	9,816	8,819	89.8%
	PT. Krakatau POSCO	705	716	101.5%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	275	126	45.7%
	POSCO Yamato Vina Steel Joint Stock Company	138	109	79.5%

Total		10,934	9,770	89.4%

[Infrastructure (Trading)]

Due to the nature of the business, it is difficult to measure production performance and operating rates for Infrastructure (Construction), and Infrastructure (Logistics and associated businesses) segments, therefore, the information is omitted in this part.

∎ POSCO INTERNATIONAL

(1) Production Result

21

(Unit: GWh)

Business Area	Products	2026.Q1	2025	2024

Power Generation	Electric Power (Incheon Power Plant)	2,777	10,529	12,193

(2) Capacity Utilization Rate (2026.Q1)

(Unit: hour, %)

Business Area	Production Base	2026.Q1 Capacity	2026.Q1 Production	Utilization Rate

Power Generation	Incheon Power Plant	2,160	1,249	57.85%

[Rechargeable Battery Materials]

∎ POSCO FUTURE M

(1) Production Result

(Unit: ton)

Business Area	Products	Place of Business	2026.Q1	2025	2024
Refractory	Brick and etc.	Pohang	18,045	79,417	80,191

LIME	Quicklime	Pohang	284,522	1,088,517	1,055,911
		Gwangyang	308,828	1,187,103	1,216,072
Total			611,395	2,355,037	2,352,174

*	As coke oven gas (COG) plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.
*	In the case of the Rechargeable Battery Material business, detailed descriptions are omitted to avoid risk of information leakage.

(2) Capacity Utilization Rate (2026.Q1)

(Unit: ton)

Business Area	Capacity	Production	Utilization Rate

Refractory Factory	28,741	18,045	63%

Quicklime Factory (Pohang)	270,000	284,522	105%

Quicklime Factory (Gwangyang)	270,000	308,828	96%

Total	568,741	611,395	-

*	Coke oven gas (COG) plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.
*	In the case of the Rechargeable Battery Materia business, detailed descriptions are omitted to avoid risk of information leakage.

22

C. Production Facilities

(1) The current status of production facilities(2026.Q1)

[Land]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increase	Decrease	Depreciation	Ending Book Balance
Steel		2,004,373	421,867	-	-	2,426,240
Infrastructure	Trading	776,528	274	(354,077)	-	422,725
	Construction	334,781	36,088	(1,812)	-	369,057
	Logistics and etc.	59,555	1,083	-	-	60,638
Rechargeable Battery Materials		248,660	1,379	-	-	250,039
Others		262,489	1,004	(2,411)	-	261,082

[Buildings]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increase	Decrease	Depreciation	Ending Book Balance
Steel		3,303,256	364,903	(71)	(88,622)	3,579,466
Infrastructure	Trading	627,798	31,149	(271,901)	(6,254)	380,792
	Construction	78,290	16,304	(9,777)	(1,190)	83,627
	Logistics and etc.	113,363	4,868	(291)	(3,009)	114,931
Rechargeable Battery Materials		1,556,550	16,679	(290)	(48)	1,572,891
Others		114,583	4,760	(5,561)	(2,574)	111,208

[Structures]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increase	Decrease	Depreciation	Ending Book Balance
Steel		2,773,749	997,012	(4,316)	(67,254)	3,699,191
Infrastructure	Trading	1,019,221	1,082	(885,900)	(13,460)	120,943
	Construction	37,792	5,991	(200)	(1,786)	41,797
	Logistics and etc.	81,046	1,086	-	(2,426)	79,706
Rechargeable Battery Materials		364,583	43,800	-	(1,070)	407,313
Others		13,982	421	(460)	(112)	13,831

23

[Machinery]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increase	Decrease	Depreciation	Ending Book Balance
Steel		14,437,095	2,433,202	(78,783)	(554,621)	16,236,893
Infrastructure	Trading	1,081,085	6,925	(2,134,929)	(26,560)	(1,073,479)
	Construction	4,758	463	(19)	(419)	4,783
	Logistics and etc.	202,628	17,087	(271)	(20,594)	198,850
Rechargeable Battery Materials		2,456,276	179,134	(270)	(6,628)	2,628,512
Others		23,485	3,850	-	(4,211)	23,124

[Vehicles]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increase	Decrease	Depreciation	Ending Book Balance
Steel		55,806	4,890	(1,411)	(8,092)	51,193
Infrastructure	Trading	30,807	1,519	(2,186)	(1,918)	28,222
	Construction	4,215	1,061	(586)	(448)	4,242
	Logistics and etc.	374	1,822	(239)	(86)	1,871
Rechargeable Battery Materials		9,382	1,319	(239)	(83)	10,379
Others		31	269	(2)	(272)	26

[Tools and Fixtures]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increase	Decrease	Depreciation	Ending Book Balance
Steel		61,868	11,988	(2,614)	(10,154)	61,088
Infrastructure	Trading	21,683	3,081	-	(2,426)	22,338
	Construction	1,436	163	(69)	(173)	1,357
	Logistics and etc.	5,567	1,147	-	(655)	6,059
Rechargeable Battery Materials		27,670	1,071	(1,779)	(610)	26,352
Others		32	-	-	-	32

24

[Equipment]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increase	Decrease	Depreciation	Ending Book Balance
Steel		114,254	15,384	(1,909)	(16,146)	111,583
Infrastructure	Trading	28,908	3,105	(896)	(3,052)	28,065
	Construction	5,739	2,133	(530)	(1,309)	6,033
	Logistics and etc.	13,289	928	(30)	(185)	14,002
Rechargeable Battery Materials		38,793	1,017	(30)	(995)	38,785
Others		18,185	349	-	(728)	17,806

[Financial Lease Assets]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increase	Decrease	Depreciation	Ending Book Balance
Steel		107,543	44,100	(14,031)	(35,227)	102,385
Infrastructure	Trading	816,828	77,697	(14,860)	(20,748)	858,917
	Construction	58,863	23,787	(19,327)	(9,071)	54,252
	Logistics and etc.	269,427	646	(1,337)	16,082	284,818
Rechargeable Battery Materials		103,757	730	(1,336)	1,719	104,870
Others		17,909	7,958	(2,802)	(5,604)	17,461

[Biological Assets]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increase	Decrease	Depreciation	Ending Book Balance
Steel		-	-	-	-	-
Infrastructure	Trading	362,871	17,039	(764)	(7,890)	371,256
	Construction	-	-	-	-	-
	Logistics and etc.	-	-	-	-	-
Rechargeable Battery Materials		-	-	-	-	-
Others		-	-	-	-	-

25

[Assets under Construction]

					(Unit: KRW million)

Business Segment		Beginning Book Balance	Increase	Decrease	Depreciation	Ending Book Balance
Steel		1,796,458	501,298	(426,188)	-	1,871,568
Infrastructure	Trading	955,410	109,815	(67,682)	-	997,543
	Construction	5,141	6,326	(837)	-	10,630
	Logistics and etc.	48,897	1,054	-	-	49,951
Rechargeable Battery Materials		4,832,415	450,744	-	-	5,283,159
Others		503,336	8,026	(30)	-	511,332

(2) New Facility Establishment, Purchase, Etc.

a) Investments under Construction

•	The total duration and investment amount of individual projects with investments in excess of 100 billion KRW have been aggregated on a simple sum basis.

[Steel]

				(Unit: KRW 100 million)

Date		Project	Total Investment	Invested Amount	Amount to be Invested

Expansion/ Establishment	October 2020 ~ February 2030	Revamping of Pohang Coke Oven No.3 among others	60,945	17,480	43,465

[Infrastructure]

				(Unit: KRW 100 million)

Date		Project	Total Investment	Invested Amount	Amount to be Invested

Expansion/ Establishment	May 2022 ~ June 2027	Gwangyang LNG terminal, etc.	20,039	9,372	10,307

[Rechargeable Battery Materials]

				(Unit: KRW 100 million)

Date		Project	Total Investment	Invested Amount	Amount to be Invested

Expansion/ Establishment	March 2020 ~ July 2027	Cathode/Anode material factory, lithium commercialization plant, etc.	70,477	51,228	19,249

26

6. Product Sales

[Steel]

(Unit: KRW 100 million)

Items		2026.Q1	2025	2024

Domestic	Hot-Rolled Products	12,749	50,136	52,703
	Cold-Rolled Products	11,513	45,883	51,263
	Stainless Steel	7,114	26,422	29,493
	Others	24,117	91,676	95,180

Overseas	Hot-Rolled Products	17,885	72,135	72,818
	Cold-Rolled Products	37,885	144,832	152,461
	Stainless Steel	15,432	71,055	75,395
	Others	22,947	91,993	92,696

Total	Gross Sum	149,642	594,132	622,009
	Internal Transaction	(56,163)	(221,283)	(230,968)
	Total	93,479	372,849	391,041

[Infrastructure]

(Unit: KRW 100 million)

Business Area	Items		2026.Q1	2025	2024

Trading	Domestic Trading	Merchandise	8,585	34,233	45,670
		Product	6,743	27,683	32,545
		Others	185	846	1,412
	Overseas Trading	Merchandise	57,343	116,886	118,643
		Product	119	1,132	3,881
		Others	1,267	243	144
	Trades among the 3 countries		37,444	240,748	226,736

Construction	Domestic Construction	Building	10,698	42,872	49,469
		Plant	4,706	20,378	31,427
		Others	344	1,807	2,724
	Overseas		1,068	3,905	8,777
	Own Construction		1,311	6,239	5,899

Logistics and etc.	Others		8,773	33,063	41,393

Total	Gross Sum		138,586	530,035	568,720

	Deduction of Internal Transaction		(59,443)	(233,353)	(261,735)
	Total		79,143	296,682	306,985

27

[Rechargeable Battery Materials]

(Unit: KRW 100 million)

Items	2026.Q1	2025	2024

Gross Sum	9,788	33,384	38,299

Deduction of Internal Transaction	(3,729)	(12,421)	(10,174)

Total	6,059	20,963	28,125

[Others]

(Unit: KRW 100 million)

Items	2026.Q1	2025	2024

Gross Sum	8,755	15,000	21,112

Deduction of Internal Transaction	(8,674)	(14,545)	(20,381)

Total	80	455	730

*	Domestic and overseas categorized by the sales area.
*	Sales of POSCO INTERNATIONAL’s foreign branches are included in ‘trade among the 3 countries’ under Infrastructure (Trading) Segment.

7. Derivatives

POSCO HOLDINGS has signed currency swap contracts to hedge against FX risks on foreign currency borrowings. As of March 31, 2026, the Company has currency swap contracts of USD 400 million (due to mature in May 2030) and USD 300 million (due to mature in May 2035), which were measured at fair value. The valuation gain on these currency swaps, as reflected in the Company’s financial statements as of March 31, 2026, amounted to KRW 77,689 million.

8. Significant Contracts

[Steel]

(1)	POSCO’s equity investment in an integrated steel mill JV in Odisha, India

a)	Contract Counterparty: Saffron Resources Private Limited

b)	Transaction amount: USD 1,093 million (Total contribution)

c)	Purpose: Equity investment to jointly construct an integrated steel mill in Odisha, India

d)	Contract execution: April 2026 (Board resolution date)

e)	Payment method: Cash payment

ø	Disclosure date: February 24, 2026

28

•	Decision on Acquisition of Shares or Investment Certificates of Other Corporations (POSCO’s Material Business Matters to report)

(2)	POSCO’s equity investment to build an electric arc furnace steel mill in Louisiana, USA

a)	Contract Counterparty: POS-Louisiana Inc. (tentative)

b)	Transaction amount: USD 582 million (Total contribution)

c)	Purpose: Equity investment to jointly construct an electric arc furnace steel mill in Louisiana, USA

d)	Contract execution: December 2025 (Board resolution date)

e)	Payment method: Cash payment

ø	Disclosure date: December 16, 2025

•	Decision on Acquisition of Shares or Investment Certificates of Other Corporations (POSCO’s Material Business Matters to report)

(3)	Price Movement Trend of Major Raw Materials

(1)	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2024)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 0.6588 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: December 2024

e)	Payment method: Cash payment

f)

Company subject to transfer: POSCO Maharashtra Steel Private Limited, POSCO India Processing Center Private Limited, POSCO India Pune Processing Center Private Limited, POSCO ASSAN TST STEEL INDUSTRY Inc

29

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

(1) Myanmar gas field

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 /A-3 block in Myanmar gas field	September 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

- Location: North-west offshore, Myanmar

- This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

- In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

- Participation rate of each company in gas production and offshore pipeline transportation business

. POSCO INTERNATIONAL Corporation : 51.0%

. ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

. MOGE(Myanmar Oil and Gas Enterprise): 15.0%

. GAIL (India) Limited : 8.5%

. KOGAS(Korea Gas Corporation): 8.5%

- Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

- Detailed information and future timeline on this resource development investment is subject to change.

ø POSCO INTERNATIONAL disclosure date : September 22, 2020 (Decision on natural resources investment)

Investment on the 4th stage development of A-1 /A-3 block in Myanmar gas field	June 2024

1) Investment amount: KRW 926,302,200,195

2) Development period: July 1, 2024 ~ June 30, 2027

3) Future Plan : POSCO INTERNATIONAL plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

4) Other Information

- Location: North-west offshore, Myanmar

- This investment is the 4th stage of development of the existing Myanmar gas field development. The purpose of investment is to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field and to install processing facilities on subsea pipelines and existing platform.

- With its commencement of development in July 2024, the gas production expected to begin in the third quarter of 2027.

- Participation rate of each company in gas production and offshore pipeline transportation business

. POSCO INTERNATIONAL Corporation : 51.0%

. KOGAS(Korea Gas Corporation): 8.5%

. ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

. MOGE(Myanmar Oil and Gas Enterprise): 15.0%

. GAIL (India) Limited : 8.5%

- Investment size of USD 667 million, applying the exchange rate of June 25, 2024

  (1USD=1,387.50 KRW).

- Detailed information and future timeline on this resource development investment is subject to change.

ø POSCO INTERNATIONAL disclosure date : June 27, 2024 (Decision on natural resources investment)

30

(2) Acquisition of Shares in PT.PAR, a Palm Oil Company in Indonesia

a)	Purpose: To seek greater synergy in the Indonesian palm business

b)	Payment method: Cash

c)	Contract execution: November 2025 (Board resolution date)

d)	Transaction amount: KRW 1,244,727,212,414

e)	Number of shares held: 1,794,889,157

f)	Shareholding ratio: 98.7%

ø	POSCO INTERNATIONAL disclosure date: February 23, 2026

-	Decision on Acquisition of Shares or Investment Certificates of Other Corporations (Material Business Matters of Subsidiary Company)

9. Research and Development

A. Research and Development (“R&D”) Organization

					(Unit: No. of Entities)

Steel	Infrastructure			Rechargeable Battery Materials	Others	Total
	Trading	Construction	Logistics & etc.

37	11	10	3	4	10	75

B. R&D Expenses in 2026.Q1

						(Unit: KRW million)

Category	Business Segment
	Steel	Infrastructure			Rechargeable Battery Materials	Others	Total
		Trading	Construction	Logistics and etc.

Selling and Administrative Cost	4,122	650	1,131	4,202	13,625	28,150	51,880

Manufacturing Cost	86,169	43	53	-	22	-	86,287

R&D Cost (Intangible Assets)	9,669	-	153	151	2,200	40	12,213

Total*	99,960	693	1,337	4,353	15,847	28,190	150,380

Government Subsidy	-		50	-	-	-	50

R&D/Sales Ratio (%)	1.07%	0.01%	0.09%	4.54%	2.55%	347.04%	0.86%

*	Total includes government subsidy.

31

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

    (Unit: KRW million)

Account	2026.Q1	2025	2024

	As of March 31, 2026	As of December 31, 2025	As of December 31, 2024

[Total current assets]	44,826,768	43,483,869	44,029,923

Cash and cash equivalents	7,069,783	7,049,800	6,767,898

Other receivables, net	2,111,273	1,920,685	2,261,323

Other short-term financial assets	8,029,082	8,778,584	8,499,389

Trade accounts and notes receivable, net	12,264,532	11,197,974	10,821,619

Inventories	14,144,103	13,624,433	14,143,500

Other current assets	1,207,995	912,393	1,536,194

[Total non-current assets]	63,518,855	61,708,569	59,374,276

Other receivables, net	1,543,918	1,635,253	1,306,329

Other long-term financial assets	3,527,351	3,060,842	2,571,651

Investments in associates and joint ventures	5,611,522	4,980,153	4,738,793

Property, plant and equipment, net	42,961,735	42,292,820	39,846,828

Intangible assets, net	5,675,428	5,493,529	4,774,824

Other non-current assets	4,198,901	4,245,972	6,135,851

Total assets	108,345,623	105,192,438	103,404,199

[Total current liabilities]	23,609,050	23,131,654	22,779,719

[Total non-current liabilities]	21,343,418	19,683,093	19,174,112

Total liabilities	44,952,468	42,814,747	41,953,831

32

Account	2026.Q1	2025	2024

[Equity attributable to owners of the controlling company]	56,793,065	55,730,185	55,394,231

Share capital	482,403	482,403	482,403

Capital surplus	1,528,595	1,685,116	1,648,894

Retained earnings	53,088,320	53,177,472	53,658,368

Other equity attributable to owners of the controlling company	1,693,747	385,194	(395,434)

[Non-controlling Interests]	6,600,090	6,647,506	6,056,137

Total equity	63,393,155	62,377,691	61,450,368

	From January 1, 2026 to March 31, 2026	From January 1, 2025 to December 31, 2025	From January 1, 2024 to December 31, 2024

Revenue	17,876,106	69,094,886	72,688,143

Operating profit	706,832	1,827,063	2,173,573

Profit	543,390	504,403	947,580

[Profit attributable to owners of the controlling company]	467,206	657,654	1,094,917

[Profit attributable to non-controlling interests]	76,184	(153,251)	(147,337)

Total comprehensive Income	1,683,953	923,026	2,110,358

[Total comprehensive income attributable to owners of the controlling company]	1,403,785	1,032,628	2,008,919

[Total comprehensive income attributable to non-controlling interests]	280,168	(109,602)	101,439

Earnings per share (KRW)	6,178	8,697	14,451

Number of Consolidated Companies	202	199	194

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

33

2. Separate Financial Statements

A. Summary

(Unit: KRW million)

Account	2026.Q1	2025	2024

	As of March 31, 2026	As of December 31, 2025	As of December 31, 2024

[Total current assets]	4,770,651	3,945,123	3,793,469

Cash and Cash equivalents	361,212	184,416	409,387

Trade accounts and notes receivable, net	927,704	157,668	178,822

Other receivables, net	194,848	146,146	21,388

Other short-term financial assets	3,284,899	3,454,794	2,686,420

Inventories	0	0	467,796

Other current assets	1,988	2,099	29,656

[Total non-current assets]	47,941,622	47,870,462	46,840,329

Other receivables, net	26,520	17,414	14,894

Other long-term financial assets	588,775	506,736	421,822

Investments in Subsidiaries, associates and joint ventures	46,267,604	46,290,252	45,631,965

Property, plant and equipment, net	708,028	703,140	415,993

Intangible assets, net	29,630	29,659	21,461

Other non-current assets	321,065	323,261	334,194

Total assets	52,712,273	51,815,585	50,633,797

[Total current liabilities]	506,590	245,628	162,831

[Total non-current Liabilities]	3,693,573	3,631,688	2,281,936

Total liabilities	4,200,163	3,877,316	2,444,768

[Share capital]	482,403	482,403	482,403

[Capital surplus]	1,367,990	1,367,990	1,367,990

[Retained earnings]	47,509,469	47,310,066	47,952,144

[Other equity]	(847,752)	(1,222,190)	(1,613,507)

Total equity	48,512,110	47,938,269	48,189,030

34

Account	2026.Q1	2025	2024

	From January 1, 2026 to March 31, 2026	From January 1, 2025 to December 31, 2025	From January 1, 2024 to December 31, 2024

Revenue	850,360	1,403,310	1,997,128

Operating profit	754,768	976,825	1,596,420

Profit	763,078	494,878	1,621,282

Earnings per share (KRW)	10,091	6,544	21,398

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

35

POSCO HOLDINGS INC.

and its subsidiaries

Interim condensed consolidated financial statements

for each of the three-month periods ended March 31, 2026 and 2025 with the independent auditor’s review report

Report on review of interim condensed consolidated financial statements

EY Han Young 2-3F, 7-8F, Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed consolidated financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim condensed consolidated statement of financial position as of March 31, 2026, and the related interim condensed consolidated statements of comprehensive income, interim condensed consolidated statements of changes in equity and interim condensed consolidated statements of cash flows for each of the three-month periods ended March 31, 2026 and 2025, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed consolidated financial statements

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2025, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 11, 2026 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2025, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

May 15, 2026

This review report is effective as of May 15, 2026, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed consolidated financial statements and may result in modification to this review report.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated financial statements

for each of the three-month periods ended March 31, 2026 and 2025

“The accompanying interim condensed consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Ju Tae Lee

Representative Director & President

POSCO HOLDINGS INC.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position as of March 31, 2026 (Unaudited) and December 31, 2025

(in millions of Won)	Notes	March 31, 2026 (unaudited)		December 31, 2025
Assets

Cash and cash equivalents	21	~~W~~	7,069,783	7,049,800
Trade accounts and notes receivable, net	4,15,21,25,26,33		12,264,532	11,197,974
Other receivables, net	5,21,33		2,111,273	1,920,685
Other short-term financial assets	6,21		8,029,082	8,778,584
Inventories	7		14,144,103	13,624,433
Current income tax assets			82,246	78,704
Assets held for sale	8		8,142	20,167
Other current assets	14		1,117,607	813,522

Total current assets			44,826,768	43,483,869

Long-term trade accounts and notes receivable, net	4,21		17,962	19,708
Other receivables, net	5,21,33		1,543,918	1,635,253
Other long-term financial assets	6,21		3,527,351	3,060,842
Investments in associates and joint ventures	9		5,611,522	4,980,153
Investment property, net	11		1,718,694	1,691,625
Property, plant and equipment, net	12		42,961,735	42,292,820
Intangible assets, net	13		5,675,428	5,493,529
Defined benefit assets, net	19		319,115	360,112
Deferred tax assets	31		2,016,141	2,038,844
Other non-current assets	14		126,989	135,683

Total non-current assets			63,518,855	61,708,569

Total assets		~~W~~	108,345,623	105,192,438

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position, continued

as of March 31, 2026 (Unaudited) and December 31, 2025

(in millions of Won)	Notes	March 31, 2026 (unaudited)		December 31, 2025
Liabilities

Trade accounts and notes payable	21,33	~~W~~	4,987,857	5,106,921
Short-term borrowings and current installments of long-term borrowings	15,21		12,372,073	12,117,422
Other payables	16,21,33		3,524,383	3,406,505
Other short-term financial liabilities	17,21		47,199	66,623
Current income tax liabilities			254,283	223,666
Liabilities directly associated with the assets held for sale	8		—	3,678
Provisions	18		522,807	632,644
Other current liabilities	20,25,26		1,900,448	1,574,195

Total current liabilities			23,609,050	23,131,654

Long-term borrowings, excluding current installments	15,21		17,888,390	16,374,578
Other payables	16,21		1,301,933	1,237,358
Other long-term financial liabilities	17,21		77,011	91,068
Defined benefit liabilities, net	19		74,707	63,189
Deferred tax liabilities	31		1,225,267	1,159,973
Long-term provisions	18		666,835	650,329
Other non-current liabilities	20		109,275	106,598

Total non-current liabilities			21,343,418	19,683,093

Total liabilities			44,952,468	42,814,747

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,528,595	1,685,116
Other components of equity	23		2,495,518	1,561,510
Treasury shares	24		(801,771)	(1,176,317)
Retained earnings			53,088,320	53,177,472

Equity attributable to owners of the controlling company			56,793,065	55,730,184
Non-controlling interests			6,600,090	6,647,507

Total equity			63,393,155	62,377,691

Total liabilities and equity		~~W~~	108,345,623	105,192,438

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of comprehensive income for each of the three-month periods ended March 31, 2026 and 2025 (Unaudited)

		For the three-month period ended March 31 (Unaudited)
(in millions of Won, except per share information)	Notes	2026		2025
Revenue	25,26,33	~~W~~	17,876,106	17,436,776
Cost of sales	26,30		(16,359,693)	(16,100,898)

Gross profit			1,516,413	1,335,878
Selling and administrative expenses	21,27,30
Other administrative expenses			(751,748)	(715,583)
Selling expenses			(57,833)	(51,854)

Operating profit			706,832	568,441
Share of profit of equity-accounted investees, net	9		91,410	65,284
Finance income and costs	21,28
Finance income			1,528,597	804,679
Finance costs			(1,592,555)	(948,161)
Other non-operating income and expenses	21,29,30
Other non-operating income			138,319	132,865
Other non-operating expenses			(115,992)	(113,150)

Profit before income tax			756,611	509,958
Income tax expense	31		(213,221)	(165,723)

Profit for the period, net of tax			543,390	344,235

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			2,914	(5,627)
Foreign currency translation differences			195,003	7,007
Remeasurements of defined benefit plans	19		5,489	(664)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		112,091	39,274
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			265,622	1,295
Foreign currency translation differences			559,418	29,960
Gains or losses on valuation of derivatives	21		26	(126)

Other comprehensive income, net of tax			1,140,563	71,119

Total comprehensive income		~~W~~	1,683,953	415,354

Profit for the period attributable to
Owners of the controlling company		~~W~~	467,206	302,295
Non-controlling interests			76,184	41,940

Profit for the period, net		~~W~~	543,390	344,235

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	1,403,785	369,836
Non-controlling interests			280,168	45,518

Total comprehensive income		~~W~~	1,683,953	415,354

Earnings per share (in Won)	32
Basic earnings per share (in Won)			6,178	3,998
Diluted earnings per share (in Won)		~~W~~	6,178	3,998

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity for each of the three-month periods ended March 31, 2026 and 2025 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company
	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	Non- controlling interests	Total
Balance as of January 1, 2025	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,367	55,394,231	6,056,137	61,450,368
Comprehensive income:
Profit for the period		—	—	—	—	302,295	302,295	41,940	344,235
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	1,203	1,203	(1,867)	(664)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	(2,167)	—	—	(2,167)	(2,165)	(4,332)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	37,869	—	803	38,672	602	39,274
Foreign currency translation differences, net of tax		—	—	29,960	—	—	29,960	7,006	36,966
Gains or losses on valuation of derivatives, net of tax		—	—	(126)	—	—	(126)	—	(126)

Total comprehensive income		—	—	65,536	—	304,301	369,837	45,516	415,353

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)	(98,005)	(287,057)
Changes in ownership interest in subsidiaries		—	1,335	—	—	—	1,335	90,871	92,206
Retirement of treasury shares		—	—	—	374,545	(374,545)	—	—	—
Others		—	641	—	—	(203)	438	2,416	2,854

Total transactions with owners of the controlling company		—	1,976	—	374,545	(563,800)	(187,279)	(4,718)	(191,997)

Balance as of March 31, 2025 (Unaudited)	~~W~~	482,403	1,650,870	1,220,965	(1,176,317)	53,398,868	55,576,789	6,096,935	61,673,724

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity, continued

for each of the three-month periods ended March 31, 2026 and 2025 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Total
	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	Non- controlling interests
Balance as of January 1, 2026	~~W~~	482,403	1,685,116	1,561,510	(1,176,317)	53,177,472	55,730,184	6,647,507	62,377,691
Comprehensive income:
Profit for the period		—	—	—	—	467,206	467,206	76,184	543,390
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	2,352	2,352	3,137	5,489
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	262,248	—	—	262,248	6,288	268,536
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	111,455	—	1,080	112,535	(444)	112,091
Foreign currency translation differences, net of tax		—	—	559,418	—	—	559,418	195,003	754,421
Gains or losses on valuation of derivatives, net of tax		—	—	26	—	—	26	—	26

Total comprehensive income		—	—	933,147	—	470,638	1,403,785	280,168	1,683,953

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)	(68,708)	(257,760)
Changes in ownership interest in subsidiaries		—	(155,119)	—	—	—	(155,119)	(255,689)	(410,808)
Retirement of treasury shares		—	—	—	374,546	(374,546)	—	—	—
Others		—	(1,402)	861	—	3,808	3,267	(3,188)	79

Total transactions with owners of the controlling company		—	(156,521)	861	374,546	(559,790)	(340,904)	(327,585)	(668,489)

Balance as of March 31, 2026 (Unaudited)	~~W~~	482,403	1,528,595	2,495,518	(801,771)	53,088,320	56,793,065	6,600,090	63,393,155

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows

for each of the three-month periods ended March 31, 2026 and 2025 (Unaudited)

(in millions of Won)	Notes	for the three-month period ended March 31, 2026 (Unaudited)		for the three-month period ended March 31, 2025 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	543,390	344,235
Adjustments for:
Depreciation			920,064	909,721
Amortization			133,776	112,756
Finance income			(1,086,600)	(483,184)
Finance costs			1,143,047	519,907
Income tax expense			213,221	165,723
Impairment loss on property, plant and equipment			133	47,580
Gain on disposal of property, plant and equipment			(1,457)	(2,163)
Loss on disposal of property, plant and equipment			22,800	13,274
Impairment loss on goodwill and other intangible assets			415	12
Gain on disposal of investments in subsidiaries, associates and joint ventures			(3,968)	(25,447)
Loss on disposal of investments in subsidiaries, associates and joint ventures			8,525	196
Share of profit of equity-accounted investees			(91,410)	(65,284)
Impairment loss on disposal of assets held for sale			—	4,763
Gain on disposal of assets held for sale			(6,300)	(52,148)
Loss on disposal of assets held for sale			1,229	—
Expenses related to post-employment benefit			66,308	65,522
Impairment loss on trade and other receivables			21,292	24,119
(Reversal of) Loss on valuation of inventories			79,586	(85,294)
Increase (decrease) to provisions			(22,614)	32,474
Gain on insurance claim			(75)	(806)
Others, net			54,158	(13,834)

			1,452,130	1,167,887

Changes in operating assets and liabilities	35		(2,119,269)	(422,567)

Interest received			146,124	111,661
Interest paid			(325,320)	(318,223)
Dividends received			88,356	73,502
Income taxes paid			(144,708)	(287,716)

Net cash provided by operating activities		~~W~~	(359,297)	668,779

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows, consolidated for each of the three-month periods ended March 31, 2026 and 2025 (Unaudited)

(in millions of Won)	Notes	for the three-month period ended March 31, 2026 (Unaudited)		for the three-month period ended March 31, 2025 (Unaudited)
Cash flows from investing activities
Acquisitions of short-term financial instruments			~~W~~ (4,465,247)	(4,879,919)
Proceeds from disposal of short-term financial instruments			5,005,638	4,299,071
Increase in loans			(119,438)	(75,171)
Collection of loans			204,360	82,448
Acquisitions of securities			(38,402)	(290,774)
Proceeds from disposal of securities			378,228	212,246
Acquisitions of long-term financial instruments			(511)	(1,437)
Acquisitions of investment in associates and joint ventures			(282,481)	(17,669)
Proceeds from disposal of investment in associates and joint ventures			10,780	6,860
Acquisitions of investment property			(2,176)	—
Proceeds from disposal of investment property			363	538
Acquisitions of property, plant and equipment			(957,049)	(1,371,538)
Proceeds from disposal of property, plant and equipment			28,808	6,369
Acquisitions of intangible assets			(123,490)	(148,599)
Proceeds from disposal of intangible assets			498	1,201
Proceeds from disposal of assets held for sale			8,037	199,886
Collection of lease receivables			6,300	7,653
Cash inflow from insurance claim			75	741
Others, net			(63,981)	1,962

Net cash used in investing activities		~~W~~	(409,688)	(1,966,132)

Cash flows from financing activities
Origination of borrowings			2,355,270	2,172,812
Repayment of borrowings			(2,154,051)	(1,821,797)
Repayment of short-term borrowings, net			777,901	762,707
Capital contribution from non-controlling interests			761	110,556
Payment of cash dividends			(1,883)	(3,278)
Repayment of lease liabilities			(43,598)	(50,078)
Others, net			(244,303)	132,622

Net cash provided by financing activities		~~W~~	690,097	1,303,544

Effect of exchange rate fluctuation on cash held			98,871	5,920

Net increase in cash and cash equivalents			19,983	12,111
Changes in cash classified as assets held for sale			—	(7,466)
Cash and cash equivalents at beginning of the period			7,049,800	6,767,898

Cash and cash equivalents at end of the period		~~W~~	7,069,783	6,772,543

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2026 and 2025 (Unaudited)

1. General Information

General information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as 65 domestic subsidiaries including POSCO INC. and 136 foreign subsidiaries including POSCO America Corporation, and 109 associates and joint ventures (collectively referred to as the “Group”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 is as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages subsidiaries, etc. through ownership of their shares.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of March 31, 2026, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

(b)	New subsidiaries subject to consolidation

Subsidiaries, acquired or newly established, subject to consolidation for the three-month period ended March 31, 2026 are as follows:

Company	Date of addition	Ownership (%)	Reason
POS-Louisiana Inc.	January 2026	100.00	New establishment
Centrux LNG Pte. Ltd.	January 2026	100.00	New establishment
Gale International Korea, LLC	February 2026	100.00	New establishment
Yingkou PFM Refractories Co., Ltd.	March 2026	100.00	New establishment

(c)	Subsidiaries excluded from consolidation due to loss of control

A subsidiary excluded from consolidation for the three-month period ended March 31, 2026 is as follows:

Company	Date of exclusion	Reason
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	March 2026	Divestiture

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

2. Basis of Preparation

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2025. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group incurred after December 31, 2025. These interim condensed consolidated financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(b)	Measurement of fair value

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

2. Basis of Preparation (cont’d)

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described below, the accounting policies applied by the Group in these interim condensed consolidated financial statements are the same as those applied to the consolidated financial statements as of and for the year ended December 31, 2025.

Changes in Accounting Policies

(a)	Amendments to KIFRS 1109 Financial Instruments and 1107: Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

The amendments to KIFRS 1109 and KIFRS 1107 Classification and Measurement of Financial Instruments include:

•

a clarification that a financial liability is derecognized on the “settlement date” and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date;

•	additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed;

•	clarifications on what constitute “non-recourse features” and what are the characteristics of contractually linked instruments; and

•

the introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income (OCI).

The amendments have no material impact on the Group’s interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

3. Summary of Material Accounting Policy Information (cont’d)

(b)	Annual Improvements to KIFRS – Volume 11

Annual Improvements to KIFRS - Volume 11 have been announced for the purpose of improving consistency of requirements set out in each standard, enhancing clarity, and providing better understanding of the amendments.

-	Amendments to KIFRS 1101 First-time adoption of KIFRS: Hedge accounting by a first-time adopter

-	Amendments to KIFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition, Guidance for application of amendments in practice

-	Amendments to KIFRS 1109 Financial Instruments: Accounting for derecognition of lease liabilities and definition of transaction prices

-	Amendments to KIFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

-	Amendments to KIFRS 1007 Statement of Cash Flows: Cost Method

The amendments have no material impact on the Group’s interim condensed consolidated financial statements.

(c)	Amendments to KIFRS 1109 Financial Instruments and KIFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity

The amendments to KIFRS 1109 and KIFRS 1107 - Contracts Referencing Nature-dependent Electricity have been issued and include the followings:

•	clarification of the application of the “own-use” requirements for in-scope contracts;

•	amendments to the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts; and

•	addition of new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows.

The amendments have no material impact on the Group’s interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

3. Summary of Material Accounting Policy Information (cont’d)

New and amended standards not yet adopted by the Group

The following new and amended accounting standards and interpretations had been issued but were not mandatory for annual reporting periods ending on December 31, 2026.

(a)	KIFRS 1118 Presentation and Disclosure in Financial Statements

Key changes in the accounting policies

KIFRS 1118 has been issued, which replaces KIFRS 1001 Presentation of Financial Statements. KIFRS 1118 is expected to enhance the comparability of financial performance among similar firms by providing information users with useful information for analyzing and comparing firm performance, with a focus on the statement of profit or loss.

KIFRS 1118 is effective for annual reporting periods beginning on or after January 1, 2027, but earlier application is permitted. As the Group must apply this standard retrospectively in accordance with KIFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, comparative information for the fiscal year ended December 31, 2027 is restated in accordance with KIFRS 1118.

The major accounting policies expected to result in significant differences from the current financial statements when the Group prepares the financial statements in accordance with KIFRS 1118 are as follows. These do not include all the differences that may incur in the future and are subject to change based on further analysis.

1) Changes such as presentation in the statement of profit or loss

KIFRS 1118 introduces new requirements for presentation within the statement of profit or loss to classify all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations. An entity is required to classify all income and expenses shown in the statement of profit or loss to the operating category if they do not fall under the investing, financing, income taxes, or discontinued operations categories. According to KIFRS 1118, the operating category is a residual category, meaning it will encompass any income and expenses not assigned to the other specified categories.

The Group shall evaluate its main business activities to classify income and expenses; if the Group’s core business is to provide financing to customers or invest in assets with particular features, some income and expenses that might ordinarily have been classified in the investing or financing category, when applying the general principles, will be presented in the operating category.

The operating profit or loss of KIFRS 1118 differs significantly from the operating profit or loss under KIFRS 1001, which is defined as income less cost of goods sold and selling and administrative expenses under KIFRS 1001. KIFRS 1118 requires the disclosure of operating profit or loss calculated in accordance with KIFRS 1001 in the notes, and the details of the adjustments for the difference between operating profit or loss under KIFRS 1118 and operating profit or loss under KIFRS 1001 shall also be disclosed in the notes.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

3. Summary of Material Accounting Policy Information (cont’d)

In addition, KIFRS 1118 requires the presentation of “operating profit or loss,” consisting of all income and expenses classified under operating category, operating profit or loss and “operating profit or loss before financing and income taxes,” consisting of all income and expenses classified under investing category, and “net profit or loss.” However, there is an exception from presenting the subtotal “profit or loss before financing and income taxes” if the Group has a main business activity of providing financing to customers, depending on the accounting policies applied.

2) Disclosure of management-defined performance measures(MPMs)

KIFRS 1118 introduces the concept of MPMs which are defined as a subtotal of income and expenses that an entity uses in public communications outside financial statements, to communicate management’s view of an aspect of the financial performance of the entity as a whole to the users. KIFRS 1118 defines MPMs as subtotals of income and expenses that are not specified in paragraph 118 of KIFRS 1118 or for which presentation and disclosure of subtotals of income and expenses are not specifically required.

If a performance measure qualifies as an MPM, KIFRS 1118 specifies the disclosure requirements. These disclosures should be included in a single note in the financial statements, and include:

•	a description of the aspect of financial performance which is communicated by the MPM, as well as explanation of why the MPM provides useful financial information;

•	how the MPM is calculated; and

•	a reconciliation between the MPM and the most directly comparable subtotal required by KIFRS, including the income tax effects and the effect on non-controlling interests for each reconciling item.

3) Changes such as classification of cash flows, etc.

In addition, narrow-scope amendments have been made to KIFRS 1007 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest.

Assessment of major impact

The Group has not applied KIFRS 1118 as it is not mandatorily applicable yet, and the Group plans to report the first interim financial statements for the reporting period ended December 31, 2027, in accordance with KIFRS 1118.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

4. Trade Accounts and Notes Receivable

Details of trade accounts and notes receivable as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Trade accounts and notes receivable	~~W~~	11,205,569	10,133,240
Due from customers for contract work		1,618,159	1,594,458
Less: Allowance for doubtful accounts		(559,196)	(529,724)

	~~W~~	12,264,532	11,197,974

Non-current
Trade accounts and notes receivable	~~W~~	58,466	64,902
Less: Allowance for doubtful accounts		(40,504)	(45,194)

	~~W~~	17,962	19,708

The Group discounted trade accounts receivable in accordance with trade accounts receivable factoring agreements with financial institutions for the three-month period ended March 31, 2026 and the year ended December 31, 2025. This transaction is a transaction with recourse rights because the Group is obligated to pay the amount to the bank, etc. if the trade accounts receivable are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of March 31, 2026 and December 31, 2025, the book value of the trade accounts receivable from the transaction is ~~W~~122,652 million and ~~W~~136,758 million, respectively, and the amount is included in the short-term borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

5. Other Receivables

Details of other receivables as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Short-term loans	~~W~~	376,801	348,621
Other accounts receivable		1,390,934	1,276,332
Accrued income		332,901	341,802
Deposits		91,649	106,612
Others		38,090	36,209
Lease receivables		16,354	14,432
Less: Allowance for doubtful accounts		(135,456)	(203,323)

	~~W~~	2,111,273	1,920,685

Non-current
Long-term loans(*1)	~~W~~	1,410,491	1,369,527
Other accounts receivable		451,762	461,676
Accrued income		166,309	183,455
Deposits		135,749	141,782
Lease receivables		66,792	65,676
Less: Allowance for doubtful accounts		(687,185)	(586,863)

	~~W~~	1,543,918	1,635,253

(*1)	The Group recognized an allowance for doubtful accounts for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

6. Other Financial Assets

Details of other financial assets as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Derivatives assets	~~W~~	200,755	235,924
Debt securities		668,765	927,586
Deposit instruments(*1)		6,721,187	7,123,233
Short-term financial instruments(*1)		436,908	491,841
Other securities		1,467	—

	~~W~~	8,029,082	8,778,584

Non-current
Derivatives assets	~~W~~	699,286	426,649
Equity securities(*2)		1,897,357	1,721,439
Debt securities		182,188	172,181
Other securities(*2)		706,352	696,148
Deposit instruments(*1)		42,168	44,425

	~~W~~	3,527,351	3,060,842

(*1)	As of March 31, 2026 and December 31, 2025, financial instruments amounting to ~~W~~913,046 million and ~~W~~362,150 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)

As of March 31, 2026 and December 31, 2025, ~~W~~122,979 million and ~~W~~122,285 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

7. Inventories

(a) Details of inventories as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Finished goods	~~W~~	2,584,910	2,754,668
Merchandise		1,280,219	1,247,922
Semi-finished goods		2,772,703	2,764,000
Raw materials		3,799,665	3,333,252
Fuel and materials		1,103,539	1,095,038
Construction inventories		161,432	166,689
Materials-in-transit		2,746,839	2,490,175
Others		178,077	169,010

		14,627,384	14,020,754

Less: Allowance for inventories valuation(*1)		(483,281)	(396,321)

	~~W~~	14,144,103	13,624,433

(*1)	For each of the three-month periods ended March 31, 2026 and 2025, allowance for inventories valuation was increased by ~~W~~79,586 million and reversed by ~~W~~85,294 million, respectively.

(b) The allowances for inventories valuation by item as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Finished goods	~~W~~	217,342	158,268
Merchandise		12,982	7,255
Semi-finished goods		67,084	90,155
Raw materials		161,116	115,651
Fuel and materials		6,101	6,069
Construction inventories		7,944	7,989
Others		10,712	10,934

	~~W~~	483,281	396,321

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Asset
Cash and cash equivalents		—	1,924
Account reveivables and other receivables		—	314
Equity Securities(*1)		7,669	7,276
Property, plant and equipment		473	10,361
Intangible assets		—	285
Others		—	7

	~~W~~	8,142	20,167

Liability
Other receivables	~~W~~	—	3,419
Provisions		—	259

	~~W~~	—	3,678

(*1)

The equity securities of GOLDEN LACE POSCO INTERNATIONAL CO., LTD., which had been classified as assets held for sale for the year ended December 31, 2025, were disposed of for the three-month period ended March 31, 2026.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026						December 31, 2025
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co., Ltd.(*1)	4,507,138	34.00	~~W~~	473,093	~~W~~	423,056	421,699
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		17,040	16,685
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		8,060	17,194
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	944,920	29.53		4,725		12,053	12,096
PCC Amberstone Private Equity Fund 1(*2)	2,399,914,684	8.80		2,400		2,516	2,791
Others(*1)						127,625	134,363

						590,350	604,828

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	50,082	25.04		83,030		267,531	263,375
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		444,388	411,602
AMCI (WA) PTY LTD	49	49.00		209,664		206,688	162,606
KOREA LNG LTD.	2,400	20.00		135,205		23,735	19,524
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		13,488	16,483
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		13,270	11,994
M RES NSW HCC II Pty Ltd(*3)	72,000,000	92.31		104,511		98,469	101,884
Hyundai-POSCO Louisiana Steel LLC	20	20.00		278,043		311,112	—
Others(*1)						297,315	252,322

						1,675,996	1,239,790

					~~W~~	2,266,346	1,844,618

(*1)

As of March 31, 2026 and December 31, 2025, investments in associates amounting to ~~W~~478,017 million and ~~W~~486,995 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of March 31, 2026, the entity is classified as an associate since the Group has significant influence over the investee although the Group’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

(*3)

As of March 31, 2026, the entity is classified as an associate since the Group has significant influence over the investee although the Group’s percentage of ownership is more than 50%, considering the structure of the entity’s Board of Directors and others.

(b)	Details of investments in joint ventures as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026						December 31, 2025
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	~~W~~	115,680	~~W~~	147,124	146,038
SNNC	18,130,000	49.00		90,650		—	2,364
Others						12,200	12,702

						159,324	161,104

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,553,903	1,441,376
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		492,007	466,492
KOBRASCO	2,010,719,185	50.00		32,950		143,476	126,943
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		144,147	132,616
PT NICOLE METAL INDUSTRY	152,764,706	49.00		603,178		692,401	649,462
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		132,194	134,404
Others						27,724	23,138

						3,185,852	2,974,431

					~~W~~	3,345,176	3,135,535

(*1)	As of March 31, 2026 and December 31, 2025, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(c)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

1)	For the three-month period ended March 31, 2026

(in millions of Won)
Company	December 31, 2025 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	March 31, 2026 Book value
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	421,699	—	—	1,358	(1)	423,056
SNNC		2,364	—	—	(2,364)	—	—
Chun-cheon Energy Co., Ltd		16,685	—	—	(251)	606	17,040
Pocheon-Hwado Highway Corp.		17,194	—	—	(9,134)	—	8,060
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		12,096	—	—	(43)	—	12,053
PCC Amberstone Private Equity Fund 1		2,791	—	—	403	(678)	2,516
POSCO MC MATERIALS		146,038	—	—	1,086	—	147,124
Others		147,064	4,438	(214)	(2,035)	(9,428)	139,825

		765,931	4,438	(214)	(10,980)	(9,501)	749,674

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		263,375	—	(16,776)	13,363	7,569	267,531
9404-5515 Quebec Inc.		411,602	—	(11,630)	14,766	29,650	444,388
AMCI (WA) PTY LTD		162,606	—	—	27,553	16,529	206,688
KOREA LNG LTD.		19,524	—	(749)	784	4,176	23,735
PT. Wampu Electric Power		16,483	—	(909)	56	(2,142)	13,488
POS-SeAH Steel Wire(Nantong) Co., Ltd.		11,994	—	—	162	1,114	13,270
Roy Hill Holdings Pty Ltd		1,441,376	—	(29,196)	34,771	106,952	1,553,903
POSCO-NPS Niobium LLC		466,492	—	(12,359)	12,346	25,528	492,007
KOBRASCO		126,943	—	—	3,742	12,791	143,476
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		132,616	—	—	2,836	8,695	144,147
PT NICOLE METAL INDUSTRY		649,462	—	—	18,164	24,775	692,401
HBIS-POSCO Automotive Steel Co., Ltd		134,404	—	—	(11,033)	8,823	132,194
M RES NSW HCC II Pty Ltd		101,884	—	—	(11,308)	7,893	98,469
Hyundai-POSCO Louisiana Steel LLC		—	278,043	—	(972)	34,041	311,112
Others		275,461	—	(1,296)	(2,840)	53,714	325,039

		4,214,222	278,043	(72,915)	102,390	340,108	4,861,848

	~~W~~	4,980,153	282,481	(73,129)	91,410	330,607	5,611,522

(*1)

Others represent the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the three-month period ended March 31, 2026.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	For the year ended December 31, 2025

(in millions of Won)
Company	December 31, 2024 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2025 Book value
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	392,269	17,509	(2,795)	7,595	7,121	421,699
SNNC		38,046	—	—	(35,826)	144	2,364
Chun-cheon Energy Co., Ltd		14,054	—	—	2,016	615	16,685
Pocheon-Hwado Highway Corp.		14,834	—	—	2,360	—	17,194
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		12,401	—	—	(306)	1	12,096
PCC Amberstone Private Equity Fund 1		6,181	—	(227)	(469)	(2,694)	2,791
POSCO MC MATERIALS		153,839	—	(3,000)	(5,072)	271	146,038
Others		132,730	25,597	(2,216)	(2,445)	(6,602)	147,064

		764,354	43,106	(8,238)	(32,147)	(1,144)	765,931

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		279,349	—	(37,273)	57,362	(36,063)	263,375
9404-5515 Quebec Inc.		426,276	—	(21,180)	12,359	(5,853)	411,602
AMCI (WA) PTY LTD		68,478	—	—	95,188	(1,060)	162,606
KOREA LNG LTD.		25,622	—	(5,040)	5,192	(6,250)	19,524
PT. Wampu Electric Power		17,680	—	(1,708)	739	(228)	16,483
POS-SeAH Steel Wire(Nantong) Co., Ltd.		10,713	—	—	983	298	11,994
Roy Hill Holdings Pty Ltd		1,397,824	—	(213,794)	161,274	96,072	1,441,376
POSCO-NPS Niobium LLC		477,898	—	(44,955)	43,229	(9,680)	466,492
KOBRASCO		119,820	—	(22,955)	17,761	12,317	126,943
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		126,906	—	(11,440)	15,399	1,751	132,616
PT NICOLE METAL INDUSTRY(*2)		578,604	62,574	—	19,497	(11,213)	649,462
HBIS-POSCO Automotive Steel Co. Ltd		179,841	—	—	(47,669)	2,232	134,404
M RES NSW HCC II Pty Ltd		—	104,511	—	(2,210)	(417)	101,884
Others		265,428	3,088	(9,526)	2,953	13,518	275,461

		3,974,439	170,173	(367,871)	382,057	55,424	4,214,222

	~~W~~	4,738,793	213,279	(376,109)	349,910	54,280	4,980,153

(*1)

Others represent the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the year ended December 31, 2025.

(*2)

For the year ended December 31, 2025, the Group acquired an additional investment in a joint venture amounting to ~~W~~62,574 million by participating in a capital increase of PT NICOLE METAL INDUSTRY for an investment in a nickel pyrometallurgical plant in Indonesia.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(d)	The summarized financial information on associates and joint ventures as of and for the three-month period ended March 31, 2026 and the year ended December 31, 2025 is as follows:

1)	As of and for the three-month period ended March 31, 2026

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	5,167,269	4,337,697	829,572	134,185	3,897
SNNC		578,354	585,983	(7,629)	140,748	(29,789)
Chun-cheon Energy Co., Ltd		522,002	395,742	126,260	96,455	2,690
Pocheon-Hwado Highway Corp.		658,869	593,085	65,784	3,612	(33,026)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,997	2,497	10,500	—	(146)
PCC Amberstone Private Equity Fund 1		30,884	2,278	28,606	5,318	4,578
POSCO MC MATERIALS		346,856	101,236	245,620	54,928	713
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,550,245	481,825	1,068,420	120,939	53,371
9404-5515 Quebec Inc.		1,737,357	4,971	1,732,386	—	57,126
FQM Australia Holdings Pty Ltd		96,723	1,716,634	(1,619,911)	—	(13,877)
KOREA LNG LTD.		118,940	264	118,676	4,387	3,920
Nickel Mining Company SAS		482,900	311,969	170,931	30,903	(21,785)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		332,670	45,975	286,695	77,188	(465)
PT. Wampu Electric Power		189,907	110,151	79,756	3,913	555
POS-SeAH Steel Wire(Nantong) Co., Ltd.		104,512	56,215	48,297	32,893	648
Roy Hill Holdings Pty Ltd		11,937,819	2,598,742	9,339,077	1,879,767	409,143
POSCO-NPS Niobium LLC		983,810	—	983,810	—	19,195
KOBRASCO		293,429	7,082	286,347	12,914	7,484
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,502,735	953,012	549,723	384,216	11,343
DMSA/AMSA		986,993	1,893,629	(906,636)	215,383	(43,376)
HBIS-POSCO Automotive Steel Co., Ltd		1,001,080	720,172	280,908	169,820	(22,425)
PT NICOLE METAL INDUSTRY		1,124,505	135,515	988,990	238,448	37,543
M RES NSW HCC II Pty Ltd		102,450	23	102,427	—	(7,878)
Hyundai-POSCO Louisiana Steel LLC		1,480,157	17,767	1,462,390	—	(4,860)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	As of and for the year ended December 31, 2025

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	5,186,881	4,361,206	825,675	638,593	23,070
SNNC		553,862	531,702	22,160	767,857	(73,652)
Chun-cheon Energy Co., Ltd		505,987	382,416	123,571	363,995	377
Pocheon-Hwado Highway Corp.		683,282	584,471	98,811	24,289	7,364
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		13,340	2,694	10,646	1,050	(1,049)
PCC Amberstone Private Equity Fund 1		33,795	2,067	31,728	891	(5,329)
POSCO MC MATERIALS		349,737	104,830	244,907	205,386	(8,479)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,445,230	393,409	1,051,821	462,017	229,086
9404-5515 Quebec Inc.		1,631,812	21	1,631,791	—	47,813
FQM Australia Holdings Pty Ltd		57,067	1,579,336	(1,522,269)	—	(96,001)
KOREA LNG LTD.		97,944	325	97,619	28,117	25,960
Nickel Mining Company SAS		491,050	303,284	187,766	187,021	(70,342)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		340,488	71,616	268,872	187,600	(21,282)
PT. Wampu Electric Power		190,896	111,514	79,382	19,108	3,693
POS-SeAH Steel Wire(Nantong) Co., Ltd.		99,974	55,384	44,590	151,451	3,814
Roy Hill Holdings Pty Ltd		11,118,720	2,625,843	8,492,877	7,209,853	1,641,837
POSCO-NPS Niobium LLC		932,780	—	932,780	—	79,937
KOBRASCO		276,085	22,804	253,281	54,101	35,522
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,272,968	769,371	503,597	1,455,502	61,595
DMSA/AMSA		875,900	1,692,942	(817,042)	856,215	(684,937)
HBIS-POSCO Automotive Steel Co., Ltd		964,614	679,930	284,684	625,983	(97,928)
PT NICOLE METAL INDUSTRY		1,073,184	172,335	900,849	701,059	40,197
M RES NSW HCC II Pty Ltd		109,139	3	109,136	—	(2,761)

10. Joint Operations

Details of significant joint operations that the Group is participating in as a party to a joint arrangement as of March 31, 2026 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

11. Investment Property

Changes in the carrying amounts of investment properties for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

(a)	For the three-month period ended March 31, 2026

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	794,740	—	—	—	—	1,807	796,547
Buildings		752,471	2,176	(339)	(9,265)	2	24,635	769,680
Structures		1,210	—	—	(225)	—	400	1,385
Right of use assets		143,204	—	(22)	(1,798)	—	9,698	151,082

	~~W~~	1,691,625	2,176	(361)	(11,288)	2	36,540	1,718,694

(*1)	Including reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	866,450	163	(510)	—	—	(71,363)	794,740
Buildings		942,851	2,727	(607)	(21,147)	(2,553)	(168,800)	752,471
Structures		1,755	—	—	(909)	—	364	1,210
Right of use assets		144,840	1,464	(276)	(5,621)	—	2,797	143,204

	~~W~~	1,955,896	4,354	(1,393)	(27,677)	(2,553)	(237,002)	1,691,625

(*1)	Including reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

12. Property, Plant and Equipment

(a)	Changes in the carrying amounts of property, plant and equipment for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

1)	For the three-month period ended March 31, 2026

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	3,686,386	601	(1,812)	—	—	104,606	3,789,781
Buildings		5,793,840	3,080	(3,568)	(101,627)	(70)	151,260	5,842,915
Structures		4,290,373	34,430	(3,268)	(86,108)	—	127,354	4,362,781
Machinery and equipment		18,205,327	20,502	(6,929)	(613,028)	(5)	412,816	18,018,683
Vehicles		100,615	3,386	(446)	(10,899)	—	3,277	95,933
Tools		118,257	4,952	(435)	(14,018)	—	8,471	117,227
Furniture and fixtures		219,168	4,627	(845)	(22,357)	(58)	15,739	216,274
Lease assets		1,374,327	33,273	(1,532)	(52,849)	—	69,484	1,422,703
Bearer plants		362,871	—	(368)	(7,890)	—	16,643	371,256
Construction-in-progress		8,141,656	872,645	(8,340)	—	—	(281,779)	8,724,182

	~~W~~	42,292,820	977,496	(27,543)	(908,776)	(133)	627,871	42,961,735

(*1)

Presenting assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss(*2)	Others(*3)	Ending
Land	~~W~~	3,335,875	33,702	218,786	(13,247)	—	(1,364)	112,634	3,686,386
Buildings		5,280,968	28,996	62,944	(35,868)	(403,394)	—	860,194	5,793,840
Structures		3,860,523	13,591	10,796	(103,544)	(330,278)	—	839,285	4,290,373
Machinery and equipment		18,311,678	107,319	23,146	(43,106)	(2,543,786)	(88,769)	2,438,845	18,205,327
Vehicles		89,975	9,538	19,921	(1,463)	(40,783)	(1,344)	24,771	100,615
Tools		134,501	23,288	—	(1,850)	(53,854)	(1)	16,173	118,257
Furniture and fixtures		200,033	30,487	4,818	(3,466)	(79,619)	—	66,915	219,168
Lease assets		970,634	644,892	—	(43,705)	(202,668)	—	5,174	1,374,327
Bearer plants		139,451	—	249,352	(4,647)	(11,229)	—	(10,056)	362,871
Construction-in-progress		7,523,190	5,176,786	44,872	(8,941)	—	(44,175)	(4,550,076)	8,141,656

	~~W~~	39,846,828	6,068,599	634,635	(259,837)	(3,665,611)	(135,653)	(196,141)	42,292,820

(*1)

For the year ended December 31, 2025, as entities such as PT. Prime Agri Resources were newly included as subsidiaries, the Group included the resulting increase in property, plant and equipment in business combinations.

(*2)

For the year ended December 31, 2025, the Group estimated the recoverable amount of individual assets whose operation was suspended, such as Finex Plant no. 3, at their net fair value and recognized an impairment loss of ~~W~~69,988 million.

(*3)

Includes assets transferred from construction-in-progress to intangible assets and other property, plant and equipment categories, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

12. Property, Plant and Equipment (cont’d)

(b)

Changes in the carrying amounts of right-of-use assets presented as investment properties and property, plant and equipment for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

1)	For the three-month period ended March 31, 2026

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others	Ending
Land	~~W~~	326,232	14,435	(111)	(4,260)	14,311	350,607
Buildings and structures		193,783	9,066	(507)	(14,869)	13,432	200,905
Machinery and equipment		332,121	2,747	(50)	(17,323)	32,490	349,985
Vehicles		40,769	3,644	(735)	(4,478)	4,972	44,172
Ships		426,786	—	—	(9,771)	—	417,015
Others		197,840	3,381	(150)	(3,946)	13,976	211,101

	~~W~~	1,517,531	33,273	(1,553)	(54,647)	79,181	1,573,785

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	348,918	15,560	(16,154)	(22,092)	326,232
Buildings and structures		154,747	119,586	(55,532)	(25,018)	193,783
Machinery and equipment		346,642	29,687	(64,748)	20,540	332,121
Vehicles		45,071	15,832	(21,623)	1,489	40,769
Ships		196,070	264,508	(33,792)	—	426,786
Others		24,026	201,183	(16,440)	(10,929)	197,840

	~~W~~	1,115,474	646,356	(208,289)	(36,010)	1,517,531

(c)	The amounts recognized in profit or loss related to leases for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Interest on lease liabilities	~~W~~	18,907	11,422
Expenses related to short-term leases		9,286	11,626
Expenses related to leases of low-value assets		4,365	5,053

	~~W~~	32,558	28,101

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

13. Goodwill and Other Intangible Assets

Changes in the carrying amounts of goodwill and other intangible assets for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

(a)	For the three-month period ended March 31, 2026

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	826,772	—	—	—	(344)	568	826,996
Intellectual property rights		3,375,658	125,966	—	(81,268)	—	147,025	3,567,381
Membership(*1)		139,238	954	(43)	(71)	(71)	349	140,356
Development expense		200,753	2,199	—	(16,536)	—	6,154	192,570
Port facilities usage rights		153,152	—	—	(3,711)	—	—	149,441
Exploratation and evaluation assets		147,013	512	—	—	—	10,294	157,819
Development assets		83,341	—	—	(58)	—	4,558	87,841
Customer relationships		116,246	—	—	(8,710)	—	31	107,567
Other intangible assets		451,356	16,982	(4)	(23,422)	—	545	445,457

	~~W~~	5,493,529	146,613	(47)	(133,776)	(415)	169,524	5,675,428

(*1)	Lease premiums included memberships with the indefinite useful lives.
(*2)

Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Business Combination(*3)	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	357,851	—	466,537	(461)	—	—	2,845	826,772
Intellectual property rights		3,247,517	377,414	—	(4)	(289,446)	(30,426)	70,603	3,375,658
Membership(*1)		136,108	7,243	—	(4,892)	(238)	(519)	1,536	139,238
Development expense		95,041	12,089	—	—	(50,481)	(6,124)	150,228	200,753
Port facilities usage rights		167,996	—	—	—	(14,844)	—	—	153,152
Exploratation and evaluation assets		115,309	44,097	—	(22)	—	(14,548)	2,177	147,013
Development assets		86,711	—	—	—	—	—	(3,370)	83,341
Customer relationships		145,699	—	—	—	(42,068)	—	12,615	116,246
Other intangible assets		422,592	162,142	88,338	(563)	(68,858)	(1)	(152,294)	451,356

	~~W~~	4,774,824	602,985	554,875	(5,942)	(465,935)	(51,618)	84,340	5,493,529

(*1)	Lease premiums included memberships with the indefinite useful lives.
(*2)

Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)

For the year ended December 31, 2025, as entities such as PT. Prime Agri Resources were newly included as subsidiaries, the Group included the resulting increase in goodwill and other intangible assets in business combinations.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

14. Other Assets

Details of other assets as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Advance payments	~~W~~	795,964	582,909
Prepaid expenses		274,484	186,066
Firm commitment asset		8,315	9,221
Other current assets		38,844	35,326

	~~W~~	1,117,607	813,522

Non-current
Long-term advance payments	~~W~~	36,095	54,896
Long-term prepaid expenses		18,645	18,156
Others		72,249	62,631

	~~W~~	126,989	135,683

15. Borrowings

(a)	Details of short-term borrowings and current portion of long-term borrowings and others as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	March 31, 2026		December 31, 2025
Short-term borrowings
Bank overdrafts	JP Morgan and others	June, 2025~ March, 2026	April, 2026~ December, 2026	3.40~6.50	~~W~~	150,748	137,852
Short-term borrowings	HSBC and others	April, 2025~ March, 2026	April, 2026~ March, 2027	0.90~7.60		8,333,441	7,294,105

						8,484,189	7,431,957

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ March, 2026	April, 2026~ March, 2027	0.75~8.50		1,397,609	1,302,568
Current portion of debentures	KB Securities co., Ltd. and others	July, 2019~ January, 2025	April, 2026~ March, 2027	1.72~5.62		2,448,302	3,340,036
Less: Current portion of discount on debentures issued						(4,225)	(1,648)
Current portion of exchangable bonds	Foreign currency exchangable bonds	September, 2021	September, 2026			46,198	44,509

						3,887,884	4,685,465

					~~W~~	12,372,073	12,117,422

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

15. Borrowings (cont’d)

The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : - - Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption

- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	419,025

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- In the event of a change of control of the Company - Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out of the total face value of convertible bonds of EUR 1,065,900,000 during the year ended December 31, 2025.

(*2)	The exchange price has changed due to cash dividends paid during the three-month period ended March 31, 2026.

The Group has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

15. Borrowings (cont’d)

(b)	Details of long-term borrowings, excluding current portion and others, as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	March 31, 2026		December 31, 2025
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ March, 2026	April, 2027~ March, 2040	0.75~8.25	~~W~~	7,357,988	6,605,336
Less: Present value discount						(47,413)	(49,101)
Bonds	KB Securities co., Ltd. and others	July, 2019~ January, 2026	April, 2027~ January, 2036	1.77~8.25		10,625,061	9,859,696
Less: Discount on debentures issued						(47,246)	(41,353)

					~~W~~	17,888,390	16,374,578

(c)	Details of assets pledged as collateral with regard to the borrowings as of March 31, 2026 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	5,421,993	5,107,830
Trade accounts and notes receivable	Korea Development Bank and others		122,652	122,652
Financial instruments	Korea Development Bank and others		508,699	508,699
Cash equivalents	Korea Development Bank and others		3,780	3,780

		~~W~~	6,057,124	5,742,961

16. Other Payables

Details of other payables as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Accounts payable	~~W~~	1,686,880	1,646,460
Accrued expenses		1,047,947	1,242,403
Dividend payable		260,453	4,598
Lease liabilities		191,895	180,424
Withholdings		337,208	332,620

	~~W~~	3,524,383	3,406,505

Non-current
Accounts payable	~~W~~	3,857	4,072
Accrued expenses		19,035	18,459
Lease liabilities		1,224,338	1,160,230
Long-term withholdings		54,703	54,597

	~~W~~	1,301,933	1,237,358

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

17. Other Financial Liabilities

Details of other financial liabilities as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Derivative liabilities	~~W~~	34,329	49,947
Financial guarantee liabilities		4,378	8,194
Others		8,492	8,482

	~~W~~	47,199	66,623

Non-current
Derivative liabilities	~~W~~	3,511	7,627
Financial guarantee liabilities		—	9,941
Others		73,500	73,500

	~~W~~	77,011	91,068

18. Provisions

(a)	Details of provisions as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026			December 31, 2025
	Current		Non- current	Current	Non- current
Provision for bonus payments	~~W~~	70,282	104,118	119,010	101,039
Provision for construction warranties		30,517	159,891	39,393	148,673
Provision for legal contingencies and claims(*1)		6,137	46,577	5,685	45,363
Provision for the restoration		2,976	209,708	2,979	196,651
Others(*2)		412,895	146,541	465,577	158,603

	~~W~~	522,807	666,835	632,644	650,329

(*1)

The Group recognized probable outflow of resources amounting to ~~W~~35,585 million and ~~W~~35,061 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Group as of March 31, 2026 and December 31, 2025, respectively.

(*2)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of March 31, 2026 and December 31, 2025, the Group recognized ~~W~~51,943 million and ~~W~~45,150 million respectively, as provision.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

18. Provisions (cont’d)

(b)	Changes in provisions for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

1)	For the three-month period ended March 31, 2026

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	220,049	36,323	(73,734)	(2,623)	(5,615)	174,400
Provision for construction warranties		188,066	10,898	(7,940)	(1,174)	558	190,408
Provision for legal contingencies and claims		51,048	522	(8)	(214)	1,366	52,714
Provision for the restoration		199,630	11,657	(1,600)	(5,365)	8,362	212,684
Others		624,180	55,473	(33,217)	(94,411)	7,411	559,436

	~~W~~	1,282,973	114,873	(116,499)	(103,787)	12,082	1,189,642

(*1)	Including adjusted foreign currency translation differences and others.

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Increase	Business Combination(*1)	Utilization	Reversal	Others(*2)	Ending
Provision for bonus payments	~~W~~	191,861	159,990	—	(133,528)	(2,634)	4,360	220,049
Provision for construction warranties		186,860	43,891	—	(35,139)	(6,005)	(1,541)	188,066
Provision for legal contingencies and claims		96,446	10,856	—	(23,507)	(15,782)	(16,965)	51,048
Provision for the restoration		207,851	26,853	—	(4,953)	(4,843)	(25,278)	199,630
Others		293,571	484,936	138,212	(29,447)	(68,387)	(194,705)	624,180

	~~W~~	976,589	726,526	138,212	(226,574)	(97,651)	(234,129)	1,282,973

(*1)	For the year ended December 31, 2025, PT. Prime Agri Resources was newly included as a subsidiary, and the Group included the resulting increase in provisions as part of the business combination.
(*2)	Including adjusted foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

19. Post-employment plans

(a)	Defined contribution plans

The expenses related to defined contribution retirement plans for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	20,441	18,764

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the consolidated statements of financial position as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Present value of funded obligations	~~W~~	2,591,240	2,631,811
Fair value of plan assets(*1)		(2,811,938)	(2,923,780)
Present value of non-funded obligations		(23,710)	(4,955)

Net defined benefit liabilities	~~W~~	(244,408)	(296,924)

(*1)

As of March 31, 2026 and December 31, 2025, the Group recognized net defined benefit assets amounting to ~~W~~319,115 million and ~~W~~360,112 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)

The amounts recognized in relation to net defined benefit plan in the interim condensed consolidated statements of comprehensive income for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Current service costs	~~W~~	70,104	69,778
Net interest costs		(3,797)	(4,256)

	~~W~~	66,307	65,522

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

20. Other Liabilities

Details of other liabilities as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Due to customers for contract work	~~W~~	740,979	727,902
Advances received		759,772	500,831
Unearned revenue		127,689	102,275
Withholdings		219,442	209,450
Firm commitment liability		12,802	2,910
Others(*1)		39,764	30,827

	~~W~~	1,900,448	1,574,195

Non-current
Unearned revenue	~~W~~	3,684	3,704
Others(*1)		105,591	102,894

	~~W~~	109,275	106,598

(*1)

As of March 31, 2026 and December 31, 2025, the Group recognized the assumed liability amounting to ~~W~~43,922 million and ~~W~~43,850 million, respectively, related to unfavorable terms of a customer contract compared to market-terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The classification of the carrying amounts and fair values of financial assets and financial liabilities by the fair value hierarchy level as of March 31, 2026 and December 31, 2025 are as follows:

①	March 31, 2026

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	887,336	—	887,336	—	887,336
Short-term financial instruments		436,908	—	436,908	—	436,908
Equity securities		97,834	14,892	—	82,942	97,834
Debt securities		145,701	—	100,089	45,612	145,701
Other securities		707,819	—	—	707,819	707,819
Derivative hedging instruments(*2)		12,705	—	12,705	—	12,705
Fair value through other comprehensive income
Equity securities		1,799,523	1,347,172	1,398	450,953	1,799,523
Assets held for sale		7,669	—	7,669	—	7,669
Financial assets measured at amortized cost(*1)				—
Cash and cash equivalents		7,069,783	—	—	—	—
Trade accounts and notes receivable		10,680,545	—	—	—	—
Other receivables		2,997,576	—	—	—	—
Debt securities		705,252	—	—	—	—
Deposit instruments		6,763,355	—	—	—	—

	~~W~~	32,312,006	1,362,064	1,446,105	1,287,326	4,095,495

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	20,127	—	20,127	—	20,127
Borrowings		46,198	46,198	—	—	46,198
Derivative hedging instruments(*2)		17,713	—	17,713	—	17,713
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		4,987,857	—	—	—	—
Borrowings		30,214,265	—	30,340,823	—	30,340,823
Financial guarantee liabilities		4,378	—	—	—	—
Others		4,302,964	—	—	—	—
Other financial liabilities		81,992	—	—	—	—

	~~W~~	39,675,494	46,198	30,378,663	—	30,424,861

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influence cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

21. Financial Instruments (cont’d)

②	December 31, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	656,181	—	656,181	—	656,181
Short-term financial instruments		491,841	—	491,841	—	491,841
Equity securities		95,230	16,695	—	78,535	95,230
Debt securities		137,647	—	91,699	45,948	137,647
Other securities		696,148	—	—	696,148	696,148
Derivative hedging instruments(*2)		6,392	—	6,392	—	6,392
Fair value through other comprehensive income
Equity securities		1,626,209	1,158,867	28,682	438,660	1,626,209
Assets held for sale		7,276	—	7,276	—	7,276
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		7,049,800	—	—	—	—
Trade accounts and notes receivable		9,633,385	—	—	—	—
Other receivables		3,335,169	—	—	—	—
Debt securities		962,120	—	—	—	—
Deposit instruments		7,167,658	—	—	—	—
Assets held for sale		2,238	—	—	—	—

	~~W~~	31,867,294	1,175,562	1,282,071	1,259,291	3,716,924

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	41,131	—	41,129	—	41,129
Borrowings		44,509	44,509	—	—	44,509
Derivative hedging instruments(*2)		16,443	—	16,443	—	16,443
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,106,921	—	—	—	—
Borrowings		28,447,491	—	28,645,932	—	28,645,932
Financial guarantee liabilities		18,135	—	—	—	—
Others		4,075,379	—	—	—	—
Other financial liabilities		81,982	—	—	—	—

	~~W~~	37,831,991	44,509	28,703,504	—	28,748,013

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influence cash flow from borrowings.

2)	Gains (losses) on financial instruments by category for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

①	For the three-month period ended March 31, 2026

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	(21,466)	—	19,040	610	(1,816)	—
Derivative assets		—	347,065	—	110,832	—	457,897	—
Financial assets at fair value through other comprehensive income		—	—	—	—	18,825	18,825	112,091
Financial assets measured at amortized cost		119,918	—	347,014	(17,491)	5,963	455,404	—
Financial liabilities at fair value through profit or loss		—	(419)	(1,270)	—	—	(1,689)	—
Derivative liabilities		—	56,567	—	(39,206)	—	17,361	26
Financial liabilities measured at amortized cost		(292,655)	—	(705,336)	—	(11,949)	(1,009,940)	—

	~~W~~	(172,737)	381,747	(359,592)	73,175	13,449	(63,958)	112,117

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

21. Financial Instruments (cont’d)

②	For the three-month period ended March 31, 2025

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	3,558	—	15,333	1,086	19,977	—
Derivative assets		—	77,298	—	58,286	—	135,584	—
Financial assets at fair value through other comprehensive income		—	—	—	—	16,154	16,154	39,274
Financial assets measured at amortized cost		125,672	—	87,102	(20,019)	(4,134)	188,621	—
Financial liabilities at fair value through profit or loss		—	(81)	(1,513)	—	—	(1,594)	—
Derivative liabilities		—	(28,441)	—	(115,285)	—	(143,726)	(126)
Financial liabilities measured at amortized cost		(262,356)	—	(85,459)	—	(10,683)	(358,498)	—

	~~W~~	(136,684)	52,334	130	(61,685)	2,423	(143,482)	39,148

(b)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2025.

22. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2026 and December 31, 2025 is as follows:

(Share, in Won)	March 31, 2026		December 31, 2025
Numbers of authorized shares		200,000,000	200,000,000
Par value per share	~~W~~	5,000	5,000
Number of shares issued(*1,2)		79,241,527	80,932,952
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2026, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 10,005,636 and such ADRs are equivalent to 2,501,409 shares of common stock.
(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2026, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2026. As a result, as of March 31, 2026, the Company’s total number of issued shares has decreased.

(*3)	As of March 31, 2026, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~86,195 million due to retirement of 17,239,098 treasury stocks.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

22. Share Capital and Capital Surplus (cont’d)

(b) Details of capital surplus as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		255,776	412,297

	~~W~~	1,528,595	1,685,116

23. Other Components of Equity

Details of other components of equity as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Capital adjustment arising from investments in equity-accounted investees	~~W~~	388,292	126,043
Gain on valuation of equity securities		452,653	341,198
Gain on translation of foreign operations		1,575,708	1,016,290
Loss on valuation of derivatives		(891)	(917)
Other equity adjustments		79,756	78,896

	~~W~~	2,495,518	1,561,510

24. Treasury Shares

Based on the Board of Directors’ resolution, the Group holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

(shares, in millions of Won)	March 31, 2026			December 31, 2025
	Number of shares	Amount		Number of shares	Amount
Beginning	5,312,173	~~W~~	1,176,316	7,003,598	~~W~~	1,550,862
Retirement of teasury shares	(1,691,425)		(374,545)	(1,691,425)		(374,546)

Ending	3,620,748	~~W~~	801,771	5,312,173	~~W~~	1,176,316

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

25. Revenue

(a)	Disaggregation of revenue

Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

1)	For the three-month period ended March 31, 2026

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Materials of Rechargeable battery	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,138,005	5,687,264	—	7,149	596,197	—	15,428,615
Revenue from services		181,903	603,169	35,313	48,083	1,538	3,116	873,122
Revenue from construction contract		—	—	1,411,892	—	8,213	—	1,420,105
Others		27,961	101,153	9,870	10,396	—	4,884	154,264

	~~W~~	9,347,869	6,391,586	1,457,075	65,628	605,948	8,000	17,876,106

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,165,966	5,788,417	22,711	17,545	596,197	4,884	15,595,720
Revenue recognized over time		181,903	603,169	1,434,364	48,083	9,751	3,116	2,280,386

	~~W~~	9,347,869	6,391,586	1,457,075	65,628	605,948	8,000	17,876,106

2)	For the three-month period ended March 31, 2025

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Materials of Rechargeable battery	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,129,725	5,271,052	—	1,855	617,043	—	15,019,675
Revenue from services		223,413	583,728	26,611	83,204	—	4,945	921,901
Revenue from construction contract		—	—	1,442,395	—	4,141	—	1,446,536
Others		32,108	1,586	939	10,853	—	3,178	48,664

	~~W~~	9,385,246	5,856,366	1,469,945	95,912	621,184	8,123	17,436,776

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,161,833	5,272,638	10,769	12,708	617,043	3,178	15,078,169
Revenue recognized over time		223,413	583,728	1,459,176	83,204	4,141	4,945	2,358,607

	~~W~~	9,385,246	5,856,366	1,469,945	95,912	621,184	8,123	17,436,776

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Receivables
Trade accounts and notes receivable	~~W~~	10,680,545	9,633,385
Contract assets
Due from customers for contract work		1,601,949	1,584,297
Contract liabilities
Advance received		763,731	505,394
Due to customers for contract work		740,979	727,902
Unearned revenue		126,365	100,967

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

26. Contract under Input Method

(a)	Details of outstanding contracts as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026			December 31, 2025
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	16,214,535	188,882	16,843,416	226,619
Accumulated contract profit		1,279,470	59,465	1,325,037	65,174
Accumulated contract loss		(664,971)	(6,794)	(723,085)	(6,795)
Accumulated contract revenue		16,829,034	241,553	17,445,368	284,998

(b)	Details of due from customers for contract work and due to customers for contract work as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026			December 31, 2025
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,578,129	40,030	1,560,490	33,968
Due to customers for contract work		(738,385)	(2,594)	(724,368)	(3,534)

	~~W~~	839,744	37,436	836,122	30,434

(c)	Details of the provisions for construction loss as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Construction segment	~~W~~	108,918	113,391
Others		672	915

	~~W~~	109,590	114,306

(d)

For the three-month period ended March 31, 2026, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total contract revenue		Changes in estimated total contract costs	Net income	Future income (loss)	Total
Construction segment	~~W~~	824,387	747,319	3,649	73,419	77,068
Others		172,693	172,243	98	352	450

	~~W~~	997,080	919,562	3,747	73,771	77,518

The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated considering the events that occurred for the period from the commencement date of the contract to March 31, 2026 and the estimated total contract revenue as of March 31, 2026. The estimated total contract costs and revenue are subject to change in future periods.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

26. Contract under Input Method (cont’d)

(e) Uncertainty of estimates

1) Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Group’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2) Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

27. Selling and Administrative Expenses

(a)	Other administrative expenses

Details of other administrative expenses for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Wages and salaries	~~W~~	319,676	312,768
Expenses related to post-employment benefits		27,075	24,492
Other employee benefits		82,009	82,135
Travel		13,894	11,968
Depreciation		46,517	48,086
Amortization		37,282	28,217
Communication		4,186	3,761
Electricity		3,986	4,723
Taxes and public dues		9,708	19,382
Rental		9,141	9,683
Repairs		1,805	2,611
Entertainment		4,043	3,353
Advertising		20,486	18,237
Research & development		51,830	46,870
Service fees		52,543	53,344
Vehicles maintenance		2,488	2,148
Industry association fee		3,835	3,847
Conference		6,231	6,045
(Recovery of) Bad debt expenses		27,722	25,862
Others		27,291	8,051

	~~W~~	751,748	715,583

(b) Selling and logistic expenses

Details of selling and logistics expenses for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Freight and custody expenses	~~W~~	12,813	5,187
Operating expenses for distribution center		97	183
Sales commissions		21,072	17,923
Sales advertising		198	94
Sales promotion		2,322	2,547
Sample		320	737
Sales insurance premium		9,104	9,487
Contract cost		8,515	11,995
Others		3,392	3,700

	~~W~~	57,833	51,853

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

28. Finance Income and Costs

Details of finance income and costs for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Finance income
Interest income	~~W~~	119,918	125,672
Dividend income		19,435	17,240
Gain on foreign currency transactions		353,469	257,329
Gain on foreign currency translations		460,218	231,691
Gain on derivatives transactions		118,231	64,228
Gain on valuations of derivatives		425,483	80,148
Gain on disposals of financial assets at fair value through profit of loss		19,914	16,234
Gain on valuations of financial assets at fair value through profit or loss		8,365	10,651
Others		3,564	1,486

	~~W~~	1,528,597	804,679

Finance costs
Interest expenses	~~W~~	292,655	262,356
Loss on foreign currency transactions		385,869	273,721
Loss on foreign currency translations		787,410	215,169
Loss on derivatives transactions		46,605	121,227
Loss on valuation of derivatives		21,851	31,291
Loss on disposal of trade accounts and notes receivable		17,491	20,019
Loss on disposals of financial assets at fair value through profit or loss		874	901
Loss on valuations of financial assets at fair value through profit or loss		29,831	7,093
Loss on valuations of financial liabilities at fair value through profit or loss		419	81
Others		9,550	16,303

	~~W~~	1,592,555	948,161

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Other non-operating income
Recovery of other bad debt expenses	~~W~~	12,495	345
Gain on disposals of investment in subsidiaries, associates and joint ventures		3,968	25,447
Gain on disposals of property, plant and equipment		1,457	2,163
Gain on disposal of assets held for sale		6,300	52,148
Gain on valuation of firm commitment		13,440	9,606
Reversal of other provisions		15,108	3,819
Gain on disposals of emission rights		3	4
Others		85,548	39,333

	~~W~~	138,319	132,865

Other non-operating expenses
Other bad debt expenses	~~W~~	6,065	—
Loss on disposals of investments in subsidiaries, associates and joint ventures		8,525	196
Loss on disposals of property, plant and equipment		22,800	13,274
Impairment loss on property, plant and equipment		133	47,580
Loss on disposal of assets held for sale		1,229	—
Loss on valuation of firm commitment		10,071	2,447
Idle tangible asset expenses		1,787	1,321
Increase to provisions		632	1,305
Donations		25,685	21,523
Others		39,065	25,504

	~~W~~	115,992	113,150

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for each of the three-month periods ended March 31, 2026 and 2025 are as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2026		March 31, 2025
Raw material used, changes in inventories and others	~~W~~	10,776,356	10,507,948
Employee benefits expenses		1,332,584	1,265,969
Outsourced processing cost		1,912,852	2,037,658
Electricity and water expenses		217,069	364,019
Depreciation(*1)		920,064	909,721
Amortization		133,776	112,756
Freight and custody expenses		672,666	562,217
Sales commissions		21,072	17,923
Loss on disposal of property, plant and equipment		22,800	13,274
Impairment loss on property, plant and equipment		133	47,580
Impairment loss on intangible assets		415	12
Donations		25,685	21,523
Other expenses		1,249,794	1,120,885

	~~W~~	17,285,266	16,981,485

(*1)	Including depreciation of investment property.

31. Income Taxes

The effective tax rates of the Group for each of the three-month periods ended March 31, 2026 and 2025 are 28.18% and 32.50%, respectively.

(a)	Application of the Consolidated Tax Payment System

In 2025, the Group has applied the consolidated tax payment system, under which a controlling company and its domestic subsidiaries, if economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

Domestic and foreign subsidiaries that are not included in the consolidated tax payment system calculate and pay corporate income tax based on each legal entity as a separate tax unit.

Deferred tax assets and deferred tax liabilities of entities included in the consolidated tax payment system are offset when the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same tax authority and there is an intention to settle them on a net basis.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

31. Income Taxes (cont’d)

(b)	Global minimum tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the parent company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Group calculated the Pillar Two income tax expense for the three-month period ended March 31, 2026 as it is subject to global minimum tax under the OECD’s Pillar Two Model Rules. The Group reviewed subsidiaries qualifying as taxpayers, including the parent company and, as a result, did not recognize any income tax expense for the three-month period ended March 31, 2026 as the impact of the global minimum tax on the consolidated financial statements as of March 31, 2026 would not be significant. Furthermore, the Group applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

32. Earnings per Share

(a)	Basic earnings per share for each of the three-month periods ended March 31, 2026 and 2025 are calculated as follows:

(in Won, except per share information)	March 31, 2026		March 31, 2025
Profit attributable to controlling interest	~~W~~	467,206,262,405	302,295,393,171
Weighted-average number of common shares outstanding(*1)		75,620,779	75,620,779
Basic earnings per share	~~W~~	6,178	3,998

(*1)	The weighted-average number of common shares used to calculate basic earnings per share is as follows:

(shares)	March 31, 2026	March 31, 2025
Total number of common shares issued	80,932,952	82,624,377
Weighted-average number of treasury shares	(5,312,173)	(7,003,598)

Weighted-average number of common shares outstanding	75,620,779	75,620,779

(b)

The Group has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of March 31, 2026 and December 31, 2025. The diluted earnings per share for the three-month period ended March 31, 2026 are the same as the basic earnings per share due to the anti-dilutive effect.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

33. Related Party Transactions

(a) Related parties of the Group as of December 31, 2025 are as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC and others.

[Foreign]
Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC,

KOBRASCO,
PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd,
South -East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc.,
KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions between the Group and its related parties for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

1)	For the three-month period ended March 31, 2026

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City
Development, LLC	~~W~~	3,429	—	6,474	—	31
SNNC		19,847	—	34	71,342	19
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		1,135	—	—	11	—
Gunggi Green Energy		—	—	—	—	2,009
POS SeAH Steel Wire(Nantong) Co., Ltd.		11,067	—	—	89	—
South-East Asia Gas Pipeline Company Ltd.		—	16,776	—	—	—
POSCO MC MATERIALS		25,495	—	—	698	210
Samcheok Blue Power Co., Ltd.		65,867	—	—	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		52,821	—	—	57,087	—
HBIS-POSCO Automotive Steel Co., Ltd		3,310	—	—	29,821	—
Roy Hill Holdings Pty Ltd		—	29,196	—	381,961	—
Others		56,926	27,157	797	147,493	7,620

	~~W~~	239,897	73,129	7,305	688,502	9,889

(*1)	As of March 31, 2026, the Group provides payment guarantees to its related parties (see Note 34).

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

33. Related Party Transactions (cont’d)

2)	For the three-month period ended March 31, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City
Development, LLC	~~W~~	43,934	—	—	—	54
SNNC		17,840	—	3	126,584	1,815
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		11,279	—	—	1	—
Gunggi Green Energy		5,724	—	—	—	1,477
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd		3,282	—	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		13,085	—	—	86	—
South-East Asia Gas Pipeline Company Ltd.		—	11,941	—	—	—
POSCO MC MATERIALS		31,430	3,000	—	1,515	90
Samcheok Blue Power Co., Ltd.		61,920	2,795	352	—	—
POSCO (Guangdong) Automotive Steel Co., Ltd		52,643	—	—	60,632	—
HBIS-POSCO Automotive Steel Co., Ltd		5,645	—	—	8,907	71
Roy Hill Holdings Pty Ltd		—	62,937	—	387,494	—
Others		46,653	25,175	211	36,530	11,286

	~~W~~	293,435	105,848	566	621,749	14,793

(*1)	As of March 31, 2025, the Group provides payment guarantees to its related parties (see Note 34).

(c)	Outstanding balances arising from material transactions between the Group and its related parties as of March 31, 2026 and December 31, 2025 are as follows:

1)	March 31, 2026

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City
Development, LLC	~~W~~	4,538	—	100	4,638	—	—	—
Gunggi Green Energy		—	—	14,832	14,832	—	594	594
POSCO (Guangdong) Automotive Steel Co., Ltd		33,830	4,583	—	38,413	30,365	—	30,365
AMCI (WA) PTY LTD		—	140,118	—	140,118	—	—	—
HBIS-POSCO Automotive Steel Co., Ltd		3,436	—	—	3,436	7,230	228	7,458
Samcheok Blue Power Co., Ltd.		254,541	—	120	254,661	—	407	407
Nickel Mining Company SAS		—	78,002	747	78,749	—	358	358
POS-SeAH Steel Wire (Nantong) Co., Ltd.		12,465	—	—	12,465	140	—	140
POSCO MC MATERIALS		9,540	—	287	9,827	680	427	1,107
Pocheon-Hwado Highway Corp.		5,491	—	—	5,491	—	—	—
UITrans LRT Co., Ltd.		—	39,331	4,116	43,447	—	—	—
Roy Hill Holdings Pty Ltd		23,357	—	5,827	29,184	148,091	—	148,091
SNNC		15,625	—	123,893	139,518	6,053	41	6,094
FQM Australia Holdings Pty Ltd		—	309,736	—	309,736	—	—	—
Others		26,562	34,329	156,407	217,298	34,557	52,959	87,516

	~~W~~	389,385	606,099	306,329	1,301,813	227,116	55,014	282,130

(*1)	As of March 31, 2026, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~551,282 million.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

33. Related Party Transactions (cont’d)

2)	December 31, 2025

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City
Development, LLC	~~W~~	25,497	—	10,100	35,597	—	4	4
Gunggi Green Energy		—	—	14,832	14,832	—	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		32,218	6,212	—	38,430	37,313	—	37,313
AMCI (WA) PTY LTD		—	136,580	—	136,580	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		3,701	—	—	3,701	15,584	207	15,791
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,965	—	—	4,965	—	—	—
Samcheok Blue Power Co., Ltd.		273,880	—	193	274,073	—	381	381
Nickel Mining Company SAS		—	75,857	707	76,564	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		13,334	—	—	13,334	150	—	150
POSCO MC MATERIALS		10,838	—	358	11,196	894	506	1,400
Pocheon-Hwado Highway Corp.		5,491	—	—	5,491	—	2	2
UITrans LRT Co., Ltd.		—	39,333	4,214	43,547	—	—	—
Roy Hill Holdings Pty Ltd		39,761	—	9,610	49,371	426,829	—	426,829
SNNC		10,694	—	28,433	39,127	5,439	447	5,886
FQM Australia Holdings Pty Ltd		—	292,591	—	292,591	—	—	—
Others		27,327	21,995	138,447	187,769	49,756	71,663	121,419

	~~W~~	447,706	572,568	206,894	1,227,168	535,965	73,568	609,533

(*1) As of December 31, 2025, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~531,031 million.

(d)	Major financial transactions between the Group and its related parties for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

1)	For the three-month period ended March 31, 2026

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	39,333	—	(4)	2	39,331
PT. Tanggamus Electric Power		2,588	—	—	142	2,730
Nickel Mining Company SAS		75,857	—	—	2,145	78,002
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		136,580	—	(7,106)	10,644	140,118
FQM Australia Holdings Pty Ltd		292,591	—	—	17,145	309,736
POHANG E&E Co. , LTD		4,672	167	—	—	4,839
POSCO(Guangdong) Automotive Steel Co., Ltd.		6,212	12,189	(14,241)	423	4,583
Gale International Korea, LLC		444	—	—	(444)	—
CAML		5,766	11,602	—	449	17,817
POS-AUSTEM Suzhou Automotive		6,143	—	—	418	6,561

	~~W~~	572,568	23,958	(21,351)	30,924	606,099

(*1)	Including adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

33. Related Party Transactions (cont’d)

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	51,051	—	(11,718)	—	39,333
PT. Tanggamus Electric Power		3,854	—	(3,089)	1,823	2,588
Nickel Mining Company SAS		68,793	—	—	7,064	75,857
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		1,470	—	(1,435)	(35)	—
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		142,767	73	(13,657)	7,397	136,580
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,636	—	(5,733)	97	—
FQM Australia Holdings Pty Ltd		292,764	—	—	(173)	292,591
POHANG E&E Co. , LTD		3,228	1,444	—	—	4,672
POSCO(Guangdong) Automotive Steel Co., Ltd.		6,162	64,858	(64,914)	106	6,212
Gale International Korea, LLC		100	344	—	—	444
P&O Chemical Co., Ltd.		3,060	—	—	(3,060)	—
CAML		—	5,766	—	—	5,766
POS-AUSTEM Suzhou Automotive		—	6,143	—	—	6,143

	~~W~~	581,267	78,628	(100,546)	13,219	572,568

(*1)	Including adjusted foreign currency translation differences and others.

(e)

For each of the three-month periods ended March 31, 2026 and 2025, there were additional investments in associates and joint ventures and others amounting to ~~W~~282,481 million and ~~W~~17,669 million, respectively.

(f)	For each of the three-month periods ended March 31, 2026 and 2025, details of compensations to key management officers are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Short-term benefits	~~W~~	48,759	46,078
Long-term benefits		1,250	2,518
Retirement benefits		5,410	7,125

	~~W~~	55,419	55,721

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Group’s business and operations.

34. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic benefits has increased. Except in extremely rare circumstances where it cannot be reliably estimated, if the likelihood of an outflow of future economic benefits has increased, even if it had been treated as a contingent liability in the past, such changes in likelihood are recognized as a provision in the consolidated financial statements for the period in which the change occurred.

Management of the Group makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the support of internal and/or external specialists.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

Management of the Group regularly analyzes the most current information on contingent events and provides information regarding provisions related to contingent losses, including potential estimated legal costs. Such assessments are based on the consultations with internal and external legal counsel. In making the decision on the recognition of a provision, management considers the likelihood of an outflow of resources embodying economic benefits to settle the obligation and the possibility of making a reliable estimate of the amount.

(b)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Group as of March 31, 2026 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	ING Bank and others	USD	200,000,000	302,680	90,000,000	136,206
	POSCO Argentina S.A.U	HSBC and others	USD	1,079,900,000	1,634,319	1,038,169,570	1,571,165
POSCO	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	122,850,000	185,921	122,850,000	185,921
POSCO INTERNATIONAL Corporation	PT. Bio Inti Agrindo	Hana Bank Indonesia and others	IDR	631,200,000,000	56,240	631,200,000,000	56,240
	POSCO ASSAN TST STEEL INDUSTRY	Citibank and others	USD	13,650,000	20,658	13,650,000	20,658
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	75,670	10,308,060	15,600
	POSCO INTERNATIONAL JAPAN Corp.					15,639,075	23,668
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL ITALIA S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					—	—
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.					—	—
	POSCO INTERNATIONAL POLAND E-MOBILITY Sp.z.o.o					—	—
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	155,734	29,400,000	44,494
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.	Export-Import Bank of Korea and others	USD	52,054,800	78,780	51,379,000	77,757
	POSCO INTERNATIONAL POLAND E-MOBI LITY SP. Z O.O.	BNP Paribas Polska S.A.	EUR	23,678,000	41,043	23,678,000	41,043
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,135	750,000	1,135
	AGPA PTE. LTD.	SMBC Singapore	USD	20,880,000	31,600	20,880,000	31,600
	POSCO INTERNATIONAL ALASKA ENERGY LLC	Glenfarne Alaska Partners, LLC	USD	45,000,000	68,103	45,000,000	68,103
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	CNY	121,678,106	26,611	101,398,422	22,176
POSCO FUTURE M CO., LTD.	ULTIUM CAM LIMITED PARTNERSHIP	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	325,466	232,265,400	252,349
		Shinhan Bank	USD	100,000,000	151,340	100,000,000	151,340
[Associates and joint ventures]
POSCO HOLDINGS INC.	NICKEL MINING COMPANY SAS	ING Bank	EUR	46,000,000	79,735	46,000,000	79,735
	PT NICOLE METAL INDUSTRY	STANDARD CHARTERED and others	USD	40,180,000	60,808	9,991,706	15,122
POSCO	POSUK TITANIUM LLP	Shinhan Bank	USD	12,750,000	19,296	12,750,000	19,296
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	10,064	4,200,000	6,356
POSCO Eco & Challenge Co., Ltd.	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	116,590	116,590
[Others]
POSCO Eco & Challenge Co., Ltd.	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	380,652	380,652	6,135	6,135
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	18,744,862	19,418	18,744,862	19,418
PT. Bio lnti Agrindo	KSU Mandob Sejatera	Bank Muamalat	IDR	80,000,000,000	7,128	5,866,666,666	523
POSCO COATED STEEL (THAILAND) CO., LTD.	AMATA NATURAL GAS DISTRIBUTION COMPANY LIMITED and others	SC Bank	THB	56,065,000	2,585	56,065,000	2,585
	BUREAU OF INDIAN STANDARDS (BIS)	SC Bank	USD	10,000	15	10,000	15
POSCO Maharashtra Steel Private Limited	Gail India and others	Deutsche Bank and others	INR	1,049,571,593	16,835	1,049,571,593	16,835
PT. Prime Agri Resources	Koperasi Bakomo Diri Maju (KBDM) and others	Koperasi Simpan Pinjam Sahabat Mitra Sejati and others	IDR	430,382,237,704	38,347	430,382,237,704	38,347

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

2)	Details of credit enhancements by type of the Group’s PF business as of March 31, 2026 are as follows:

①	Maintenance projects and others

a.	Information about maturity of the loans related to PF credit enhancements such as debt acceptance and fund supplementation is as follows:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	~~W~~	48,120	39,197	39,197	—	—	39,197	—	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		494,000	324,100	324,100	74,500	—	—	249,600	—	—
[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption		1,550,690	700,711	700,711	64,900	—	142,064	—	101,060	392,687
	Other projects	Civic Center PFV	Main PF	Debt assumption		45,000	45,000	45,000	—	—	—	—	—	45,000
	Other projects	LandmarkSewoon	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	—	50,000
	Other projects	DAON INP Co., Ltd.	Main PF	Joint guarantee		78,000	60,000	60,000	—	—	—	—	60,000	—
	Other projects	Jeonju Eco-city	Main PF	Debt assumption		53,300	22,200	22,200	—	22,200	—	—	—	—
	Other projects	Apcity HNG	Main PF	Debt assumption		60,000	60,000	60,000	—	—	—	—	60,000	—
	Other projects	ISLAND ONE CO., LTD.	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	50,000	—
	Other projects	KOREA ASSET DEVELOPMENT CO.,LTD.	Main PF	Debt assumption		48,000	40,000	40,000	—	—	—	40,000	—	—
	Other projects	Daegu MBC Development PFV Co., Ltd.	Main PF	Debt assumption		80,000	80,000	80,000	—	—	—	80,000	—	—
	Other projects	Sinhwa AMC Co.,Ltd.	Main PF	Debt assumption		80,000	80,000	80,000	—	—	—	80,000	—	—
POSCO DX	Other projects	Jeonnong school keeper co. and others(*2)	Main PF	Supplemental funding agreement and others		123,309	34,858	34,858	—	—	—	272	3,344	31,242

						2,218,299	1,222,769	1,222,769	64,900	22,200	142,064	200,272	274,404	518,929

					~~W~~	2,760,419	1,586,066	1,586,066	139,400	22,200	181,261	449,872	274,404	518,929

(*1)

The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of constructions of office buildings, retail shops, warehouses, and educational facilities.

(*2)

The obligation to supplement funding has been included in the Group’s proportionate interests. The execution amount of the supplement funding obligation may vary depending on the fulfillment of such obligations by other construction investors or operational investors. (Including other interests: guarantee limit of ~~W~~1,122,320 million, outstanding loan balance of ~~W~~320,896 million)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

b.	Details of contingent liability for damages in the event of non-compliance with construction completion covenant as of March 31, 2026 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	22	~~W~~	9,449,687	3,787,629	1,821,178
	Between the Group	22		7,338,719	2,938,971	1,308,472
Other projects	All	1		2,197,729	5,350,000	1,440,800
	Between the Group	1		2,197,729	5,350,000	1,440,800

	All	23		11,647,416	9,137,629	3,261,978
	Between the Group	23	~~W~~	9,536,448	8,288,971	2,749,272

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~55,755 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the completion guarantee.

c.	Details of conditional debt acceptance and principal and interest repayment commitments in the event of non-compliance with completion guarantee covenant as of March 31, 2026 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	35	~~W~~	11,323,579	12,940,000	8,516,653
	Between the Group	35		10,695,182	12,550,654	8,190,586

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~119,100 million for maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the completion guarantee.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1		24,923	22,196
POSCO Eco & Challenge Co., Ltd.	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1		319,515	284,547
	POHANG E&E Co., LTD(*2)	Providing funds and supplemental funding agreement	2		71,930	37,968
	Pureun Tongyeong Enviro Co., Ltd.(*2)	Providing funds	1		25,630	9,513
	Pure Gimpo.Co.,Ltd(*2)	Providing funds	1		51,565	20,651
	Clean Iksan Co.,Ltd(*2)	Providing funds	1		44,054	19,619

			7		537,617	394,494

[Others]
POSCO DX	Western Inland highway CO.,LTD.	Providing funds	1		47,348	32,668
	BUSAN SANSEONG TUNNEL Co.,Ltd.	Refinancing	1		7,621	7,621
POSCO Eco & Challenge Co., Ltd.(*3)	Western Seoul highway CO.,LTD. and others	Supplemental funding agreement	11		63,683	27,125
	Western Inland highway CO.,LTD. and others	Providing funds	42		2,778,848	1,579,982
	Pohang Youngil Bay New Port	Debt assumption	1		2,250	1,440
	Busan Sanseong Tunnel	Refinancing	1		35,296	26,750

			57		2,935,046	1,675,586

			64	~~W~~	3,472,663	2,070,080

(*1)	The Group provides a funding commitment of ~~W~~306,742 million (including other shares: ~~W~~554,888 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*2)	The Group provides a funding commitment of ~~W~~87,751 million (including other shares: ~~W~~159,195 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*3)	The Group provides a funding commitment of ~~W~~1,635,297 million (including other shares: ~~W~~7,728,453 million) equivalent to the Group’s share of the loan balance for the private investment project.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

3)	Other guarantees

①

As of March 31, 2026, the payment guarantees that the Group provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	~~W~~	11,814	11,814	Korea Trade Insurance Corporation
POSCO GYR Tech	POSCO	Defect liability warranty		101	101	CI Guarantee

				11,915	11,915

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT.Tanggamus Electric Power	Letter of credit		3,035	3,035	Hana Bank
	PT. Wampu Electric Power	Letter of credit		2,724	2,724	Hana Bank

				5,759	5,759

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd	Guarantee on performance for construction		8,634,973	8,624,380	Construction Guarantee Cooperative
POSCO WIDE Co., Ltd	Human Eco-Land Co., Ltd	Guarantee on performance for contracts and others		3,050	3,050	Seoul Guarantee Insurance
POSCO GYR Tech	KEPCO Plant Service & Engineering Co., Ltd.	Defect liability warranty		1,095	1,095	CI Guarantee

				8,639,118	8,628,525

			~~W~~	8,656,792	8,646,199

②	As of March 31, 2026, the primary payment guarantees and other guarantees that the Group is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	5,570,310	5,570,310
Engineering Guarantee Insurance	Guarantee on performance for EPC contracts and others		1,018,701	583,353
Seoul Guarantee Insurance	Construction performance guarantee and others		566,919	566,919
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		6,430,139	5,756,960
Woori Bank and others	Foreign currency guarantee		2,052,005	855,163
Korea software financial cooperative	Guarantee on performance for contracts		120,173	59,900
Seoul Guarantee Insurance	Guarantee on performance and others		80,078	80,078
Construction Guarantee Cooperative	Guarantee on performance		24,482	195
CI Guarantee	Defect liability warranty		1,196	1,196

		~~W~~	15,864,003	13,474,074

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

(c)	Other commitments

Details of other commitments of the Group as of March 31, 2026 are as follows:

Company	Description
POSCO HOLDINGS INC.

As of March 31, 2026, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2026, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 87,977 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of March 31, 2026.

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2026, 57 million tons of iron ore and 18 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG. The purchase contract period and volume are 550,000 tons per year for 20 years from August 2005, and 120,000 tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of March 31, 2026, there are 32 vessels under contract, and the average remaining contract period is about 6 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years.

Regarding the shares of FEWM CO., LTD., the Company holds a call option, exercisable during the period from July 1, 2026 to June 30, 2027, to purchase a portion of the largest shareholder’s stake at a pre-negotiated exercise price, to the extent that the Company’s shareholding in the target company reaches 59% of the total issued shares of the target company at the time of exercise.

The Company has participated in an investment to jointly construct an electric arc furnace-based integrated steel mill with Hyundai Motor Group in the State of Louisiana, U.S.A., in order to strengthen its response to the North American steel market and secure a production base for eco-friendly automotive steel sheets. Under this investment structure, POS-Louisiana Inc., a wholly-owned subsidiary established through a 100% equity investment by the Company, will acquire a 20% equity interest in HYUNDAI-POSCO Louisiana Steel LLC. The Company has guaranteed POS-Louisiana Inc.’s capital contribution obligation, amounting to a final investment of USD 582 million.

POSCO INTERNATIONAL Corporation

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

As of March 31, 2026, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment.

POSCO FUTURE M CO., LTD

In accordance with the GP Shareholders Agreement with GM Battery Raw Materials Corporation (“GM”), the Company has an obligation to make additional capital contributions to ULTIUM CAM LIMITED PARTNERSHIP. As of March 31, 2026, the remaining amount of USD 484,364 thousand is scheduled to be contributed additionally by 2026 through capital call.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

(d) Litigation in progress

The Group is involved in 432 lawsuits amounting to ~~W~~1,218.9 billion as a defendant as of March 31, 2026, which arise from the ordinary course of business such as claim for confirmation of employee status. The Group has recognized provisions amounting to ~~W~~35.6 billion for 35 lawsuits based on its reliable estimate of outflow of resources.

(e) Other major contingencies for the Group as of March 31, 2026 are as follows:

Company	Description

POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of march 31, 2026, POSCO INTERNATIONAL Corporation has provided 19 blank promissory notes and 12 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of march 31, 2026, POSCO Eco & Challenge Co., Ltd. has provided 40 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX	As of march 31, 2026, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

35. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Trade accounts and notes receivable	~~W~~	(357,706)	(202,991)
Other receivables		(83,139)	431,409
Inventories		(399,086)	865,893
Other current assets		(208,233)	(159,501)
Other non-current assets		(18,373)	(29,769)
Trade accounts and notes payable		(553,028)	(518,828)
Other payables		(837,026)	(644,452)
Other current liabilities		478,654	(65,404)
Provisions		(110,338)	(76,578)
Payments of severance benefits		(149,644)	(131,551)
Plan assets		141,114	124,073
Other non-current liabilities		(22,464)	(14,868)

	~~W~~	(2,119,269)	(422,567)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

36. Operating Segments

(a)

The Group’s operating businesses are organized based on the nature of markets and customers. During the three-month period ended March 31, 2026, the Group changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making. Meanwhile, the Group has restated the information of the reporting segments from the previous quarter in accordance with the changes in the operating segments.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with KIFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile the Group has classified the business segment, and the subsidiaries in each segments are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Rechargeable battery Materials		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income determined by KIFRS. Segment assets and liabilities are determined based on separate financial statements. There are various transactions between reporting segments, including disposal of property, plant and equipment and provision of construction services.

(b)	The classification of the information by operating segments for each of the three-month periods ended March 31, 2026 and 2025 is as follows:

1)	For the three-month period ended March 31, 2026

(in millions of Won)	Steel		Infrastructure			Rechargeable bettery materials	Others	Total
			Trading	Construction	Logistics and others
External revenues	~~W~~	9,347,869	6,391,586	1,457,075	65,628	605,948	8,000	17,876,106
Internal revenues		5,616,356	4,779,655	295,254	869,361	372,886	867,448	12,800,960
Inter segment revenues		3,232,721	2,013,623	284,129	862,927	304,088	864,352	7,561,840
Total revenues		14,964,225	11,171,241	1,752,329	934,989	978,834	875,448	30,677,066
Segment profits (loss)		292,752	183,349	25,836	9,497	(51,239)	745,106	1,205,301

2)	For the three-month period ended March 31, 2025

(in millions of Won)	Steel		Infrastructure			Rechargeable bettery materials	Others	Total
			Construction	Trading	Logistics and others
External revenues	~~W~~	9,385,246	5,856,366	1,469,945	95,912	621,184	8,123	17,436,776
Internal revenues		5,577,344	4,704,403	418,255	781,190	308,624	678,380	12,468,196
Inter segment revenues		3,748,127	2,269,085	394,431	776,037	269,624	676,556	8,133,860
Total revenues		14,962,590	10,560,769	1,888,200	877,102	929,808	686,503	29,904,972
Segment profits		222,137	156,202	(8,193)	24,986	(97,014)	586,932	885,050

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2026 and 2025 (Unaudited)

36. Operating Segments (cont’d)

(c)	Reconciliations of the total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Total profit for the period	~~W~~	1,205,301	885,050
Fair value adjustments		(13,840)	(15,590)
Elimination of intra-group transactions		(648,071)	(525,225)
Income tax expense		213,221	165,723

Profit before income tax expense	~~W~~	756,611	509,958

37. Matters Concerning Tariffs

In June 2025, the U.S. government announced an executive order imposing a 50% tariff on all steel and aluminum products, which took effect on June 4, 2025. The imposition of this tariff creates uncertainty in the estimates of the financial statements.

38. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on May 12, 2026, the Company decided to pay interim cash dividends of ~~W~~2,000 per common share (Total dividends: ~~W~~151.2 billion).

(b)

On April 13, 2026, the Company completed the disposal of its equity interests in its subsidiaries, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. and Qingdao Pohang Stainless Steel Co., Ltd., in order to enhance the operational efficiency of its steel business.

(c)

Pursuant to a resolution of the Board of Directors on May 12, 2026, the Company decided to provide a payment guarantee for borrowings of USD 700 million of POSCO Argentina S.A.U. The guarantee period is five years from June 1, 2026 to May 31, 2031.

(d)

POSCO, a subsidiary of the Company, entered into a joint venture agreement with JSW Steel Limited (“JSW”) to construct an integrated steel mill in the State of Odisha, India, In order to strengthen its competitiveness in the Indian steel market and continue to expand its market share in the automotive steel sheet segment. Under this structure, POSCO will acquire newly issued shares of Saffron Resources Private Limited (“Saffron”), a subsidiary of JSW, thereby converting Saffron into a joint venture company (JVC) with an ownership ratio of 50% by POSCO and 50% by JSW. The total investment for this project amounts to USD 7,288 million, of which POSCO’s share of the total investment is USD 3,644 million (consisting of USD 1,093 million in equity and USD 2,551 million in borrowings). The borrowing portion of USD 2,551 million is scheduled to be submitted separately to the Board of Directors for approval upon the finalization of the financing plan.

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the three-month periods ended March 31, 2026 and 2025 with the independent auditor’s review report

Report on review of interim condensed separate financial statements

EY Han Young 2-3F, 7-8F, Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed separate financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the interim condensed separate statement of financial position as of March 31, 2026 and the related interim condensed separate statements of comprehensive income, interim condensed separate statements of changes in equity and interim condensed separate statements of cash flows for each of the three-month periods ended March 31, 2026 and 2025, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed separate financial statements

Management is responsible for the preparation and presentation of these interim condensed separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed separate financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the separate statement of financial position of the Company as of December 31, 2025, and the related separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 11, 2026 expressed an unqualified opinion thereon. The accompanying separate statement of financial position of the Company as of December 31, 2025, presented for comparative purposes, is not different from the above audited separate statement of financial position.

May 15, 2026

This review report is effective as of May 15, 2026, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed separate financial statements and may result in modification to this review report.

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the three-month periods ended March 31, 2026 and 2025

“The accompanying interim condensed separate financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Company.”

Ju Tae Lee

Representative Director & President

POSCO HOLDINGS INC.

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position

as of March 31, 2026 (Unaudited) and December 31, 2025

(in millions of Won)	Notes	March 31, 2026 (unaudited)		December 31, 2025
Assets

Cash and cash equivalents	19, 32	~~W~~	361,212	184,416
Trade accounts, net	4, 19, 30, 32		927,704	157,668
Other receivables, net	5, 19, 30, 32		194,848	146,146
Other short-term financial assets	6, 19		3,284,899	3,454,794
Assets held for sale	7		—	—
Other current assets	12		1,988	2,099

Total current assets			4,770,651	3,945,123

Other receivables, net	5, 19, 30		26,520	17,414
Other long-term financial assets	6, 19		588,775	506,736
Investments in subsidiaries, associates and joint ventures	8		46,267,604	46,290,252
Investment property, net	9		315,277	319,392
Property, plant and equipment, net	10		708,028	703,140
Intangible assets, net	11		29,630	29,659
Other non-current assets	12		5,788	3,869

Total non-current assets			47,941,622	47,870,462

Total assets		~~W~~	52,712,273	51,815,585

(continued)

1

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position, continued

as of March 31, 2026 (Unaudited) and December 31, 2025

(in millions of Won)	Notes	March 31, 2026 (unaudited)		December 31, 2025
Liabilities

Short-term borrowings and current portion of long-term borrowings	13, 19	~~W~~	47,742	45,973
Other current payables	14, 30, 32		260,230	53,466
Other short-term financial liabilities	15, 19		29,386	21,545
Provisions	16		45,360	46,421
Current tax liabilities	28		116,921	72,404
Other current liabilities	18		6,951	5,819

Total current liabilities			506,590	245,628

Long-term borrowings, excluding current portion	13		1,048,639	993,857
Other non-current payables	14, 19, 30, 32		35,766	35,037
Defined benefit liabilities, net	17		5,962	5,533
Deferred tax liabilities	28		2,599,543	2,592,964
Long-term provisions	16		2,498	2,947
Other non-current liabilities	18		1,165	1,350

Total non-current liabilities			3,693,573	3,631,688

Total liabilities			4,200,163	3,877,316

Equity

Share capital	20		482,403	482,403
Capital surplus	20		1,367,990	1,367,990
Accumulated other comprehensive loss	21		(45,981)	(45,874)
Treasury shares	22		(801,771)	(1,176,316)
Retained earnings			47,509,469	47,310,066

Total equity			48,512,110	47,938,269

Total liabilities and equity		~~W~~	52,712,273	51,815,585

The accompanying notes are an integral part of the interim condensed separate financial statements.

2

POSCO HOLDINGS INC.

Interim condensed separate statements of comprehensive income for each of the three-month periods ended March 31, 2026 and 2025 (Unaudited)

		For the three-month period ended March 31 (Unaudited)
(in millions of Won, except per share informations)	Notes	2026		2025
Operating revenue	23, 30	~~W~~	850,360	664,697
Operating expenses	24		(95,592)	(90,316)

Operating profit			754,768	574,381

Finance income and costs
Finance income	19, 25		114,014	31,716
Finance costs	19, 25		(76,148)	(4,285)
Other non-operating income and expenses
Other non-operating income	26		1,082	916
Other non-operating expenses	26		(23,083)	(1,523)

Profit before income tax			770,633	601,205
Income tax expense	28		(7,555)	(12,447)

Profit			763,078	588,758

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	17		(77)	10
Net changes in fair value of equity investments at fair value through other comprehensive income	6, 21		(107)	47,476

Total comprehensive income		~~W~~	762,894	636,244

Earnings per share (in Won)	29
Basic earnings per share (in Won)			10,091	7,786
Diluted earnings per share (in Won)		~~W~~	10,091	7,786

The accompanying notes are an integral part of the interim condensed separate financial statements.

3

POSCO HOLDINGS INC.

Interim condensed separate statements of changes in equity

for each of the three-month periods ended March 31, 2026 and 2025 (Unaudited)

(in millions of Won)	Share capital		Capital surplus	Accumulated Other Comprehensive Income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2025	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030
Comprehensive income:
Profit for the period		—	—	—	—	588,758	588,758
Other comprehensive income
Remeasurements of defined benefit plans, net of tax		—	—	—	—	10	10
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	47,476	—	—	47,476
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)
Retirement of treasury shares		—	—	—	374,545	(374,545)	—

Balance as of March 31, 2025 (Unaudited)	~~W~~	482,403	1,367,990	(15,169)	(1,176,317)	47,977,315	48,636,222

Balance as of January 1, 2026	~~W~~	482,403	1,367,990	(45,874)	(1,176,317)	47,310,066	47,938,268
Comprehensive income:
Profit for the period		—	—	—	—	763,078	763,078
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(77)	(77)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(107)	—	—	(107)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)
Retirement of treasury shares		—	—	—	374,546	(374,546)	—

Balance as of March 31, 2026 (Unaudited)	~~W~~	482,403	1,367,990	(45,981)	(801,771)	47,509,469	48,512,110

The accompanying notes are an integral part of the interim condensed separate financial statements

4

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows, continued

for each of the three-month periods ended March 31, 2026 and 2025 (Unaudited)

(in millions of Won)	for the three-month period ended March 31, 2026 (Unaudited)		for the three-month period ended March 31, 2025 (Unaudited)
Cash flows from operating activities
Profit for the period	~~W~~	763,078	588,758
Adjustments for :
Expenses related to post-employment benefit		2,329	3,283
Depreciation		5,527	4,002
Amortization		681	431
Finance income		(112,675)	(31,585)
Dividend income		(808,584)	(618,709)
Finance costs		75,993	3,485
Loss on disposal of property, plant and equipment		—	687
Loss on disposal of intangible assets		—	6
Impairment loss on investments in subsidiaries, associates and joint venture		22,773	—
Increase to provisions		34	36
Income tax expense		7,555	12,447
Changes in operating assets and liabilities		(24,192)	(45,241)
Interest received		23,278	11,002
Dividends received		67,295	54,910
Income taxes paid		(6,029)	(6,754)

Net cash provided by (used in) operating activities	~~W~~	17,063	(23,242)

(in millions of Won)	for the three-month period ended March 31, 2026 (Unaudited)		for the three-month period ended March 31, 2025 (Unaudited)
Cash flows from investing activities
Decrease in deposit instruments	~~W~~	1,000,000	700,000
Proceeds from disposal of short-term financial instruments		193,122	728,328
Proceeds from disposal of other securities		1,752	2,469
Proceeds from disposal of investments in subsidiaries, associates and joint ventures		—	8,222
Increase in deposits		(780,000)	(910,000)
Acquisition of short-term financial instruments		(181,967)	(489,226)
Acquisition of current portion of debt securities		(60,000)	—
Acquisition of other securities		(1,115)	(6,314)
Acquisition of investments in subsidiaries, associates and joint ventures		(5,500)	(619)
Acquisition of property, plant and equipment		(6,259)	(2,986)
Acquisition of intangible asstes		(652)	(262)
Increase in long-term lease security deposits		(90)	(466)

Net cash provided by investing activities	~~W~~	159,291	29,146

Cash flows from financing activities
Increase in long-term financial liabilities		447	3,278
Payment of cash dividends		(15)	(4)

Net cash provided by financing activities	~~W~~	432	3,274

Effect of exchange rate fluctuation on cash held		10	—
Net increase in cash and cash equivalents		176,796	9,178
Cash and cash equivalents at beginning of the period		184,416	409,387

Cash and cash equivalents at end of the period	~~W~~	361,212	418,565

The accompanying notes are an integral part of the interim condensed separate financial statements

5

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements

March 31, 2026 and 2025 (Unaudited)

1.Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of March 31, 2026, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

2. Basis of Preparation

Statement of compliance

The interim condensed separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed separate financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2025. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company incurred after December 31, 2025. These interim condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of, or significant influence over an investee, in which the investments are accounted for at cost.

6

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

2. Basis of Preparation (cont’d)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The accounting policies applied by the Company in the preparation of the interim condensed separate financial statements, and the judgments made by management in determining the estimated amounts, were the same as those applied and described in the Company’s annual financial statements for the year ended December 31, 2025.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

7

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

2. Basis of Preparation (cont’d)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Company in these interim condensed separate financial statements are the same as those applied to the separate financial statements as of and for the year ended December 31, 2025.

Changes in Accounting Policies

(a)	Amendments to KIFRS 1109 Financial Instruments and 1107: Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

The amendments to KIFRS 1109 and KIFRS 1107 Classification and Measurement of Financial Instruments include:

●

a clarification that a financial liability is derecognized on the “settlement date” and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date;

●	additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed;
●	clarifications on what constitute “non-recourse features” and what are the characteristics of contractually linked instruments; and
●

the introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income (OCI).

The amendments have no material impact on the Group’s interim condensed consolidated financial statements.

8

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

3. Material Accounting Policy Information (cont’d)

(b)	Annual Improvements to KIFRS – Volume 11

Annual Improvements to KIFRS—Volume 11 have been announced for the purpose of improving consistency of requirements set out in each standard, enhancing clarity, and providing better understanding of the amendments.

-	Amendments to KIFRS 1101 First-time adoption of KIFRS: Hedge accounting by a first-time adopter
-	Amendments to KIFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition, Guidance for application of amendments in practice
-	Amendments to KIFRS 1109 Financial Instruments: Accounting for derecognition of lease liabilities and definition of transaction prices
-	Amendments to KIFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’
-	Amendments to KIFRS 1007 Statement of Cash Flows: Cost Method

The amendments have no material impact on the Group’s interim condensed consolidated financial statements.

(c)	Amendments to KIFRS 1109 Financial Instruments and KIFRS 1107 Financial Instruments: Disclosures—Contracts Referencing Nature-dependent Electricity

The amendments to KIFRS 1109 and KIFRS 1107—Contracts Referencing Nature-dependent Electricity have been issued and include the followings:

●	clarification of the application of the “own-use” requirements for in-scope contracts;
●	amendments to the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts; and
●	addition of new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows.

The amendments have no material impact on the Group’s interim condensed consolidated financial statements.

9

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

New and amended standards not yet adopted by the Group

The following new and amended accounting standards and interpretations had been issued but were not mandatory for annual reporting periods ending on December 31, 2026.

(a)	KIFRS 1118 Presentation and Disclosure in Financial Statements

Key changes in the accounting policies

KIFRS 1118 has been issued, which replaces KIFRS 1001 Presentation of Financial Statements. KIFRS 1118 is expected to enhance the comparability of financial performance among similar firms by providing information users with useful information for analyzing and comparing firm performance, with a focus on the statement of profit or loss.

KIFRS 1118 is effective for annual reporting periods beginning on or after January 1, 2027, but earlier application is permitted. As the Group must apply this standard retrospectively in accordance with KIFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, comparative information for the fiscal year ended December 31, 2027 is restated in accordance with KIFRS 1118.

The major accounting policies expected to result in significant differences from the current financial statements when the Group prepares the financial statements in accordance with KIFRS 1118 are as follows. These do not include all the differences that may incur in the future and are subject to change based on further analysis.

1) Changes such as presentation in the statement of profit or loss

KIFRS 1118 introduces new requirements for presentation within the statement of profit or loss to classify all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations. An entity is required to classify all income and expenses shown in the statement of profit or loss to the operating category if they do not fall under the investing, financing, income taxes, or discontinued operations categories. According to KIFRS 1118, the operating category is a residual category, meaning it will encompass any income and expenses not assigned to the other specified categories.

The Group shall evaluate its main business activities to classify income and expenses; if the Group’s core business is to provide financing to customers or invest in assets with particular features, some income and expenses that might ordinarily have been classified in the investing or financing category, when applying the general principles, will be presented in the operating category.

The operating profit or loss of KIFRS 1118 differs significantly from the operating profit or loss under KIFRS 1001, which is defined as income less cost of goods sold and selling and administrative expenses under KIFRS 1001. KIFRS 1118 requires the disclosure of operating profit or loss calculated in accordance with KIFRS 1001 in the notes, and the details of the adjustments for the difference between operating profit or loss under KIFRS 1118 and operating profit or loss under KIFRS 1001 shall also be disclosed in the notes.

In addition, KIFRS 1118 requires the presentation of “operating profit or loss,” consisting of all income and expenses classified under operating category, operating profit or loss and “operating profit or loss before financing and income taxes,” consisting of all income and expenses classified under investing category, and “net profit or loss.” However, there is an exception from presenting the subtotal “profit or loss before financing and income taxes” if the Group has a main business activity of providing financing to customers, depending on the accounting policies applied.

10

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

New and amended standards not yet adopted by the Group (cont’d)

2) Disclosure of management-defined performance measures(MPMs)

KIFRS 1118 introduces the concept of MPMs which are defined as a subtotal of income and expenses that an entity uses in public communications outside financial statements, to communicate management’s view of an aspect of the financial performance of the entity as a whole to the users. KIFRS 1118 defines MPMs as subtotals of income and expenses that are not specified in paragraph 118 of KIFRS 1118 or for which presentation and disclosure of subtotals of income and expenses are not specifically required.

If a performance measure qualifies as an MPM, KIFRS 1118 specifies the disclosure requirements. These disclosures should be included in a single note in the financial statements, and include:

●	a description of the aspect of financial performance which is communicated by the MPM, as well as explanation of why the MPM provides useful financial information;

●	how the MPM is calculated; and

●	a reconciliation between the MPM and the most directly comparable subtotal required by KIFRS, including the income tax effects and the effect on non-controlling interests for each reconciling item.

3) Changes such as classification of cash flows, etc.

In addition, narrow-scope amendments have been made to KIFRS 1007 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest.

Assessment of major impact

The Group has not applied KIFRS 1118 as it is not mandatorily applicable yet, and the Group plans to report the first interim financial statements for the reporting period ended December 31, 2027, in accordance with KIFRS 1118.

4. Trade Receivable and Notes Receivable

Details of trade accounts and notes receivable as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Trade accounts and notes receivable	~~W~~	780,061	41,384
Unbilled receivables (contract assets)		147,643	116,284
Less: Allowance for doubtful accounts		—	—

	~~W~~	927,704	157,668

11

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

5. Other Receivables

Details of other receivables as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Other accounts receivable(*1)	~~W~~	149,829	103,109
Others(*2)		49,599	47,379
Less: Allowance for doubtful accounts(*2)		(4,580)	(4,342)

	~~W~~	194,848	146,146

Non-current
Loans(*2)	~~W~~	254,806	241,717
Long-term other accounts receivable		25,381	16,365
Others		1,139	1,049
Less: Allowance for doubtful accounts(*2)		(254,806)	(241,717)

	~~W~~	26,520	17,414

(*1)	The Company includes the amounts to be collected from each domestic subsidiary in accordance with the consolidated tax payment system.
(*2)	The Company assessed the recoverability of other receivables to FQM Australia Pty Ltd, an associate, and recognized an allowance for doubtful accounts for such other receivables from the entity.

12

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

6. Other Financial Assets

(a)	Details of other financial assets as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Deposit instruments		2,900,000	3,120,000
Short-term financial instruments		94,899	104,794
Debt Securities		290,000	230,000

	~~W~~	3,284,899	3,454,794

Non-current
Equity securities		170,672	170,819
Other securities		262,661	258,164
Derivative assets		155,440	77,751
Deposit instruments		2	2

	~~W~~	588,775	506,736

(b)	Details of equity securities as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026							December 31, 2025
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value

Marketable equity securities
CSN Mineracao S.A.	102,186,675	1.88		206,265	145,738	(60,527)	145,738	145,885

				206,265	145,738	(60,527)	145,738	145,885

Non-marketable equity securities
PLANTEC Co., Ltd.	18,337,912	10.99		19,437	23,564	4,127	23,564	23,564
Intellectual Discovery Co., Ltd.	200,000	5.62		5,000	1,350	(3,650)	1,350	1,350
S&M Media Co., Ltd.	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,181	24,934	(2,247)	24,934	24,934

			~~W~~	233,446	170,672	(62,774)	170,672	170,819

7. Assets Held for Sale

Details of assets Held for Sale as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Beginning	~~W~~	—	467,796
Valuations		—	918
Disposals		—	(468,714)

Ending	~~W~~	—	—

For the year ended December 31, 2025, the Company disposed its long-term investments in Nippon Steel Corporation and recognized losses on disposal of assets held for sale of ~~W~~9,883 million.

13

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

8. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of investments in subsidiaries, associates and joint ventures as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Investment in subsidiaries	~~W~~	43,459,077	43,478,793
Investment in associates		209,922	212,855
Investment in joint ventures		2,598,605	2,598,605

	~~W~~	46,267,604	46,290,253

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

(b)	Details of subsidiaries and carrying amounts as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)			March 31, 2026			December 31, 2025
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,918,622	29,918,622
POSCO INTERNATIONAL Corporation	Korea	Trading, power generation and natural resources exploration	70.71		3,740,020	3,740,020
POSCO Eco & Challenge Co., Ltd.	Korea	Engineering and construction	52.80		1,014,963	1,014,963
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	100.00		115,931	115,931
POSCO FUTURE M CO., LTD.	Korea	Refractory and anode/cathode material manufacturing and sales	58.18		1,924,555	1,924,555
POSCO WIDE Co., Ltd.	Korea	Business facility maintenance	100.00		308,843	308,843
POSCO DX	Korea	Computer hardware and software distribution	65.47		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		642,940	642,940
POSCO LITHIUM SOLUTION	Korea	Lithium hydroxide manufacturing and sales	100.00		287,550	287,550
QSONE Co., Ltd.	Korea	Real estate rental and facility management	100.00		238,478	238,478
POSCO ZT AIR SOLUTION	Korea	Manufacturing and Sales of High-Purity Rare Gases	75.10		63,481	63,481
Others					492,173	511,889

					38,848,694	38,868,410

[Foreign]
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.(*1)	China	Stainless steel manufacturing and sales	58.60		259,819	259,819
POSCO-China Holding Corp.	China	Holding company	100.00		593,816	593,816
POSCO America Corporation	USA	Researching and consulting	99.45		192,136	192,136
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		66,060	66,060
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,690	117,690
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,410	68,410
Qingdao Pohang Stainless Steel Co., Ltd.(*1)	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,469	62,469
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sales	100.00		1,352,943	1,352,943
Others					242,685	242,685

					4,610,383	4,610,383

				~~W~~	43,459,077	43,478,793

(*1)

Pursuant to the resolution of the Board of Directors on July 3, 2025, the Company decided to sell its equity interest in two subsidiaries, POSCO (Zhangjiagang) Stainless Steel Co., Ltd and Qingdao Pohang Stainless Steel Co., Ltd.

14

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

8. Investments in Subsidiaries, Associates and Joint ventures (cont’d)

(c)	Details of associates and carrying amounts as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)			March 31, 2026			December 31, 2025
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO JK SOLID SOLUTION CO., LTD.	Korea	Material manufacturing for rechargeable battery	40.00	~~W~~	26,025	26,025
Others					13,904	16,837

					39,929	42,862

[Foreign]
9404-5515 Quebec Inc.(*1)	Canada	Investments	12.61		156,194	156,194
Others					13,799	13,799

					169,993	169,993

				~~W~~	209,922	212,855

(*1)

As of March 31, 2026, the entity is classified as an associate since the Company has significant influence over the investee although the Company’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

(d)	Details of joint ventures and carrying amounts as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)			March 31, 2026			December 31, 2025
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,207	235,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,866	63,866
PT NICOLE METAL INDUSTRY	Indonesia	Nickel Smelting	49.00		604,045	604,045
Hydrogen Duqm LLC	Oman	Green Hydrogen/Ammonia product business development	44.80		6,452	6,452
Nickel Mining Company SAS(*2)	New Caledonia	Raw material manufacturing and sales	49.00		—	—
SNNC(*2)	Korea	STS material manufacturing and sales	49.00		—	—

				~~W~~	2,598,605	2,598,605

(*1)	As of March 31, 2026 and December 31, 2025, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)	In prior years, the Company assessed that the value in use of the equity interest was likely to be low and recognized a full impairment loss.

15

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

9. Investment Property

Changes in the carrying amounts of investment properties for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

(a)	For the three-month period ended March 31, 2026

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	215,866	—	(1,004)	214,862
Buildings		89,988	(1,835)	(933)	87,220
Structures		13,538	(203)	(140)	13,195

	~~W~~	319,392	(2,038)	(2,077)	315,277

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	216,211	—	(345)	215,866
Buildings		97,752	(7,417)	(347)	89,988
Structures		14,409	(821)	(50)	13,538

	~~W~~	328,372	(8,238)	(742)	319,392

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

16

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

10. Property, Plant and Equipment

Changes in the carrying amounts of property, plant and equipment for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

(a)	For the three-month period ended March 31, 2026

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	118,418	—	—	1,004	119,422
Buildings		26,826	—	(511)	933	27,248
Structures		6,923	—	(103)	140	6,960
Machinery and equipment		32,422	1,906	(2,296)	28	32,060
Vehicles		28	—	(4)	—	24
Furniture and fixtures		17,830	26	(575)	—	17,281
Construction-in-progress		500,693	4,368	—	(28)	505,033

	~~W~~	703,140	6,300	(3,489)	2,077	708,028

(*1)	Includes assets transferred to investment property.

(b)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	45,151	34,545	—	—	38,722	118,418
Buildings		28,447	—	—	(1,967)	346	26,826
Structures		7,338	—	(63)	(403)	51	6,923
Machinery and equipment		29,821	9,299	(1,162)	(5,789)	253	32,422
Vehicles		44	—	—	(16)	—	28
Furniture and fixtures		12,933	6,581	(10)	(1,674)	—	17,830
Construction-in-progress		292,259	242,172	—	—	(33,738)	500,693

	~~W~~	415,993	292,597	(1,235)	(9,849)	5,634	703,140

(*1)	Includes assets transferred from construction-in-progress to other property, plant and equipment categories, assets transferred to investment property, and assets transferred from advance payments.

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

As of March 31, 2026 and December 31, 2025, there are no right-of-use assets listed as property, plant and equipment.

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Expenses related to short-term leases	~~W~~	2,603	2,892
Expenses related to leases of low-value assets		1,856	1,646

	~~W~~	4,459	4,538

17

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

11. Intangible Assets

Changes in the carrying amount of intangible assets for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

(a)	For the three-month period ended March 31, 2026

(in millions of Won)	Beginning		Acquisitions	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	928	—	(56)	167	1,039
Membership(*1)		10,992	—	—	—	10,992
Development expense		5,369	—	(568)	—	4,801
Construction-in-progress		12,157	652	—	(167)	12,642
Other intangible assets		213	—	(57)	—	156

	~~W~~	29,659	652	(681)	—	29,630

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to other intangible assets.

(b)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	803	—	—	(194)	319	928
Membership(*1)		10,072	920	—	—	—	10,992
Development expense		3,461	2,413	—	(1,916)	1,411	5,369
Construction-in-progress		6,680	7,230	(23)	—	(1,730)	12,157
Other intangible assets		445	—	—	(232)	—	213

	~~W~~	21,461	10,563	(23)	(2,342)	—	29,659

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to other intangible assets.

18

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

12. Other Assets

Details of other assets as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Advance payments	~~W~~	897	901
Prepaid expenses		1,091	1,198

	~~W~~	1,988	2,099

Non-current
Long-term advance payments	~~W~~	5,616	3,638
Long-term prepaid expenses		172	231

	~~W~~	5,788	3,869

13. Borrowings

(a)	Details of borrowings as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Short-term borrowings
Exchangeable bonds	~~W~~	46,198	44,509
Current portion of long-term borrowings		1,544	1,464

		47,742	45,973

Long-term borrowings
Long-term borrowings	~~W~~	1,048,639	993,857

19

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

13. Borrowings (cont’d)

(b) Details of current portion of debentures as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2026		December 31, 2025
Exchangeable bonds	Foreign currency exchangeable bonds	Sep. 1, 2021	Sep. 1, 2026	—	~~W~~	46,198	44,509
Foreign borrowings	KOREA ENERGY AGENCY	Dec. 27, 2011	Dec. 26, 2026	3 year Government bond		1,544	1,464

					~~W~~	47,742	45,973

(c) The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : - - Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption

- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	419,025

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- In the event of a change of control of the Company - Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out the total face value of exchangeable bonds of EUR 1,065,900,000 during the year ended December 31, 2025.
(*2)	The exchange price has changed due to cash dividends paid during the three-month period ended March 31, 2026.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

20

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

13. Borrowings (cont’d)

(d) Details of long-term borrowings and others excluding current portion, as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2026		December 31, 2025
Bonds payable in foreign currency(*1)	Global Bonds (5 year maturity)	May. 7, 2025	May. 7, 2030	5.125		599,639	568,243
Bonds payable in foreign currency(*1)	Global Bonds (10 year maturity)	May. 7, 2025	May. 7, 2035	5.750		449,000	425,614

					~~W~~	1,048,639	993,857

(*1)	The Company enters into currency swap contracts to hedge foreign exchange risk associated with its foreign currency-denominated bonds.

14. Other Payables

Details of other payables as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Accounts payable	~~W~~	24,617	27,162
Accrued expenses		43,436	23,164
Dividend payable		192,177	3,140

	~~W~~	260,230	53,466

Non-current
Long-term withholdings		36,835	36,388
Less: Present value discount		(1,069)	(1,351)

	~~W~~	35,766	35,037

15. Other Financial Liabilities

Details of other financial liabilities as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Financial guarantee liabilities	~~W~~	29,386	21,545

21

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

16. Provisions

(a) Details of provisions as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026			December 31, 2025
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	2,753	—	4,907	—
Provision for restoration(*2)		2,739	2,498	2,742	2,947
Others(*3)		39,868	—	38,772	—

	~~W~~	45,360	2,498	46,421	2,947

(*1)	Represents the provision for bonuses with the limit of 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung city, the Company recognized present values of estimated costs for recovery as provisions for restoration as of March 31, 2026. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 3.99% to assess present value of these costs.

(*3)

Considering the operational circumstance of the Company’s investments in joint ventures, Nickel Mining Company SAS, the Company recognized ~~W~~39,868 million of the financial guarantee liabilities the Company provided as other provisions.

(b)	Changes in provisions for the three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

1)	For the three-month period ended March 31, 2026

(in millions of Won)	Beginning		Increase	Utilization	Others(*1)	Ending
Provision for bonus payments	~~W~~	4,907	2,213	(4,367)	—	2,753
Provision for restoration		5,689	34	(486)	—	5,237
Others		38,772	—	—	1,096	39,868

	~~W~~	49,368	2,247	(4,853)	1,096	47,858

(*1)	Reflecting the effect of exchange rate fluctuation.

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Increase	Utilization	Others(*1)	Ending
Provision for bonus payments	~~W~~	4,175	8,465	(7,733)	—	4,907
Provision for restoration		6,932	341	(1,584)	—	5,689
Others		35,161	—	—	3,611	38,772

	~~W~~	46,268	8,806	(9,317)	3,611	49,368

(*1)	Reflecting the effect of exchange rate fluctuation.

22

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

17. Post-employment plans

(a)	Defined contribution plans

The expense related to defined contribution retirement plans for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	71	44

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Present value of funded obligations	~~W~~	43,073	42,815
Fair value of plan assets		(37,111)	(37,282)

Net defined benefit liabilities	~~W~~	5,962	5,533

2)

The amounts recognized in relation to net defined benefit plan in the interim condensed separate statements of comprehensive income for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Current service costs	~~W~~	2,364	3,312
Net interest costs		(36)	(29)

	~~W~~	2,328	3,283

18. Other Liabilities

Details of other liabilities as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Current
Advances received	~~W~~	3,552	2,420
Withholdings		3,274	3,327
Unearned revenue		125	72

	~~W~~	6,951	5,819

Non-current
Advances received	~~W~~	97	—
Unearned revenue		1,068	1,351

	~~W~~	1,165	1,351

23

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

19. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The classification of the carrying amounts and fair values of financial assets and financial liabilities by the fair value hierarchy level as of March 31, 2026 and December 31, 2025 are as follows:

①	March 31, 2026

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	155,440	—	155,440	—	155,440
Short term financial instruments		94,899	—	94,899	—	94,899
Other securities		262,661	—	—	262,661	262,661
Fair value through other comprehensive income
Equity securities		170,672	145,738	23,564	1,370	170,672
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		361,212	—	—	—	—
Trade accounts and notes receivable		780,061	—	—	—	—
Debt securities		290,000	—	—	—	—
Other receivables		77,881	—	—	—	—
Deposit instruments		2,900,002	—	—	—	—

	~~W~~	5,092,828	145,738	273,903	264,031	683,672

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	46,198	46,198	—	—	46,198
Financial liabilities measured at amortized cost(*1)
Borrowings		1,050,183	—	1,050,183	—	1,050,183
Financial guarantee liabilities		29,386	—	—	—	—
Others		279,856	—	—	—	—

	~~W~~	1,405,623	46,198	1,050,183	—	1,096,381

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

②	December 31, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	77,751	—	77,751	—	77,751
Short term financial instruments		104,794	—	104,794	—	104,794
Other securities		258,164	—	—	258,164	258,164
Fair value through other comprehensive income
Equity securities		170,819	145,885	23,564	1,370	170,819
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		184,416	—	—	—	—
Trade accounts and notes receivable		41,384	—	—	—	—
Debt securities		230,000	—	—	—	—
Other receivables		66,208	—	—	—	—
Deposit instruments		3,120,002	—	—	—	—

	~~W~~	4,253,538	145,885	206,109	259,534	611,528

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	44,509	44,509	—	—	44,509
Financial liabilities measured at amortized cost(*1)
Borrowings		995,321	—	995,321	—	995,321
Financial guarantee liabilities		21,545	—	—	—	—
Others		77,383	—	—	—	—

	~~W~~	1,138,758	44,509	995,321	—	1,039,830

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

24

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

19. Financial Instruments (cont’d)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2026. Details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO ASIA COMPANY LIMITED	Credit Agricole	USD	75,000,000	113,505	—	—
	ING	USD	75,000,000	113,505	40,000,000	60,536
	Shinhan	USD	50,000,000	75,670	50,000,000	75,670
POSCO Argentina S.A.U.	BNP	USD	110,000,000	166,474	106,651,981	161,407
	CITI	USD	187,975,000	284,481	182,677,605	276,464
	Credit Agricole	USD	187,975,000	284,481	182,677,605	276,464
	HSBC	USD	187,975,000	284,481	172,380,106	260,880
	JPM	USD	187,975,000	284,481	182,677,606	276,464
	BANK OF AMERICA	USD	50,900,000	77,032	49,306,801	74,621
	KEXIM	USD	167,100,000	252,889	161,797,866	244,865
Joint ventures
NICKEL MINING COMPANY SAS	ING	EUR	46,000,000	79,735	46,000,000	79,735
PT.Nicole Metal Industry	STANDARD CHARTERED	USD	24,500,000	37,078	2,927,727	4,431
	OCBC	USD	15,680,000	23,730	7,063,979	10,691

		USD	1,320,080,000	1,997,807	1,138,161,278	1,722,493
		EUR	46,000,000	79,735	46,000,000	79,735

3)	Gains (losses) on financial instruments by category for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

①	For the three-month period ended March 31, 2026

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	5,134	546	78,092	—	83,772	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(107)
Financial assets measured at amortized cost		25,294	2,890	—	—	—	28,184	—
Financial liabilities at fair value through profit or loss		—	(1,270)	—	(419)	—	(1,689)	—
Financial liabilities measured at amortized cost		(16,613)	(57,133)	—	—	1,345	(72,401)	—

	~~W~~	8,681	(50,379)	546	77,673	1,345	37,866	(107)

②	For the three-month period ended March 31, 2025

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	(229)	7,835	(1,097)	—	6,509	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	47,476
Financial assets measured at amortized cost		21,674	274	—	—	—	21,948	—
Financial liabilities at fair value through profit or loss		—	(1,513)	—	(81)	—	(1,594)	—
Financial liabilities measured at amortized cost		(269)	(245)	—	—	1,082	568	—

	~~W~~	21,405	(1,713)	7,835	(1,178)	1,082	27,431	47,476

25

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

20. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2026 and December 31, 2025 is as follows:

(in Won, except share information)	March 31, 2026		December 31, 2025
Number of shares authorized shares		200,000,000	200,000,000
Par value per share	~~W~~	5,000	5,000
Number of shares Issued(*1,2)		79,241,527	80,932,952
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2026, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 10,005,636 and such ADRs are equivalent to 2,501,409 shares of common stock.
(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2026, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2026. As a result, as of March 31, 2026, the Company’s total number of issued shares has decreased.

(*3)	As of March 31, 2026, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~86,195 million due to retirement of 17,239,098 treasury stocks.

(b) Details of capital surplus as of March 31, 2026 and December 31, 2025 is as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Gain from business combination		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		16,331	16,331

	~~W~~	1,367,990	1,367,990

26

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

21. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(45,981)	(45,874)

22. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for three-month period ended March 31, 2026 and the year ended December 31, 2025 are as follows:

(shares, in millions of Won)	March 31, 2026			December 31, 2025
	Number of shares	Amount		Number of shares	Amount
Beginning	5,312,173	~~W~~	1,176,316	7,003,598	~~W~~	1,550,862
Retirement of teasury shares	(1,691,425)		(374,545)	(1,691,425)		(374,546)

Ending	3,620,748	~~W~~	801,771	5,312,173	~~W~~	1,176,316

23. Operating Revenue

(a)	Details of operating revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Types of revenue
Dividend income	~~W~~	808,584	618,709
Others		41,776	45,988

	~~W~~	850,360	664,697

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	808,584	618,709
Revenue recognized over time		41,776	45,988

	~~W~~	850,360	664,697

27

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

23. Operating Revenue (cont’d)

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2026 and December 31, 2025 are as follows:

(in millions of Won)	March 31, 2026		December 31, 2025
Receivables
Trade accounts and notes receivable	~~W~~	780,061	41,384
Contract assets
Unbilled receivables		147,643	116,284
Contract liabilities
Advance received		3,649	2,420
Unearned income		1,193	1,423

24. Operating Expenses

Details of operating expenses for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Wages and salaries	~~W~~	20,005	18,920
Expenses related to post-employment benefits		2,214	3,602
Other employee benefits		4,318	4,992
Travel		1,204	1,416
Taxes and public dues		153	45
Depreciation		3,217	2,835
Amortization		659	418
Rental		2,536	1,916
Repairs		120	131
Advertising		6,119	3,799
Research & development		32,863	35,025
Service fees		17,434	13,075
Supplies		52	84
Vehicles maintenance		498	614
Industry association fee		1,246	1,147
Training		175	68
Others		2,779	2,229

	~~W~~	95,592	90,316

28

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

25. Finance Income and Costs

Details of finance income and costs for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Finance income
Interest income	~~W~~	25,294	21,674
Gain on foreign currency transactions		1,348	130
Gain on foreign currency translations		7,385	721
Gain on valuation of derivatives		77,689	—
Gain on disposal of financial assets at fair value through profit or loss		546	7,835
Gain on valuation of financial assets at fair value through profit or loss		403	272
Others		1,349	1,084

	~~W~~	114,014	31,716

Finance costs
Interest expenses	~~W~~	16,613	269
Loss on foreign currency transactions		152	798
Loss on foreign currency translations		58,960	1,766
Loss on valuations of financial assets at fair value through profit or loss		—	1,369
Loss on valuation of financial liabilities at fair value through profit or loss		419	81
Others		4	2

	~~W~~	76,148	4,285

29

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

26. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Other non-operating income
Others	~~W~~	1,082	916

	~~W~~	1,082	916

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	—	687
Impairment loss on investment in subsidiaries, associates and joint ventures		22,773	—
Donations		—	500
Increase of other provisions		34	36
Others		276	300

	~~W~~	23,083	1,523

30

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

27. Expenses by Nature

Expenses that are recorded by nature as cost of sales, operating expenses and other non-operating expenses in the statements of comprehensive income for each of the three-month periods ended March 31, 2026 and 2025 are as follows (excluding finance costs and income tax expenses):

(in millions of Won)	March 31, 2026		March 31, 2025
Employee benefits expenses		31,612	33,181
Depreciation(*1)		5,527	4,002
Amortization		681	431
Service fees		18,450	14,192
Rental		4,459	4,545
Advertising		6,121	3,799
Impairment loss on investment in subsidiaries, associates and joint ventures		22,773	—
Research & development		18,671	19,624
Other expenses		10,381	12,065

	~~W~~	118,675	91,839

(*1)	Including depreciation of investment property.

28. Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2026 and 2025 are 0.98% and 2.07% respectively.

(a)	Income taxes

The Company vertically spun off its steel business at the spin-off date on March 1, 2022. The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO). For the transfer gain, the Company simultaneously set provision for accelerated depreciation and recognized deferred tax liabilities.

Deductible temporary differences related to the investment in newly established company (POSCO), which arise from transfer gains under the Corporate Tax Act, were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation.

31

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

28. Income Taxes (cont’d)

(b)	Application of the Consolidated Tax Payment System

From the three-month period ended March 31, 2026, the Company has applied the consolidated tax payment system, under which a controlling company and its domestic subsidiaries, if economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

(c)	Global minimum tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the three-month period ended March 31, 2026 as it is subject to global minimum tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Company reviewed subsidiaries qualifying as taxpayers, including the Company, and, as a result, did not recognize any income tax expense for the three-month period ended March 31, 2026 as the impact of the global minimum tax on the separate financial statements as of March 31, 2026 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum tax and does not disclose information related to deferred income tax.

32

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

29. Earnings per Share

(a)	Basic earnings per share for each of the three-month periods ended March 31, 2026 and 2025 are as calculated follows:

(in Won, except share information)	March 31, 2026		March 31, 2025
Profit for the period	~~W~~	763,077,968,573	588,757,738,253
Weighted-average number of common shares outstanding(*1)		75,620,779	75,620,779
Basic earnings per share	~~W~~	10,091	7,786

(*1)	The weighted-average number of common shares outstanding used to calculate basic earnings per share is as follows:

(shares)	March 31, 2026	March 31, 2025
Total number of common shares issued	80,932,952	82,624,377
Weighted-average number of treasury shares	(5,312,173)	(7,003,598)

Weighted-average number of common shares outstanding	75,620,779	75,620,779

(b)

The Company has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of March 31, 2026 and 2025. The diluted earnings per share for the three-month period ended March 31, 2026 is the same as the basic earnings per share due to the anti-dilutive effect.

33

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

30. Related Party Transactions

(a)	Related parties of the Company as of March 31, 2026 are as follows:

Type	Company

Subsidiaries

[Domestic]
POSCO, POSCO Eco & Challenge Co., Ltd., POSCO STEELEON CO., Ltd, POSCO DX, POSCO Research Institute, POSCO WIDE Co., Ltd., POSCO Capital, POSCO FUTURE M CO., LTD.,eNtoB Corporation, POSCO FLOW CO.,LTD., POSCO M-TECH, Busan E&E Co,. Ltd., POSCO INTERNATIONAL Corporation, POSCO Mobility Solution Corporation, POSCO-Pilbara LITHIUM SOLUTION Co., Ltd., POSCO HY Clean Metal Co., Ltd., POSCO LITHIUM SOLUTION, Shinan Green Energy Co.,LTD., eSteel4U, QSONE Co.,Ltd., TANCHEON E&E, POSCO IH, POSCO A&C Co., Ltd, Posco Group University, POSCO GY Solution, POSCO GYR Tech, POSCO GYS Tech, POSCO PR Tech, POSCO PS Tech, POSCO PH Solution, POSCO Humans Co.,Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.,

Songdo Development PMC (Project Management Company) LLC., NEH Co.,Ltd., POSCO-GS Eco Materials Co., Ltd, Korea Fuel Cell and others.

[Foreign]

POSCO America Corporation, POSCO AUSTRALIA PTY LTD., POSCO Asia Co., Ltd., POSCO (Zhangjiagang) Stainless Steel Co.,Ltd., POSCO-China Holding Corporation, POSCO JAPAN Co., Ltd., POSCO-VIETNAM Co., Ltd., POSCO MEXICO S.A. DE C.V., PT. KRAKATAU POSCO, YAMATO VINA STEEL JOINTSTOCK COMPANY, POSCO Argentina S.A.U., Senex Holdings PTY LTD, ULTIUM CAM LIMITED PARTNERSHIP and others.

Investments in associates and joint ventures

[Domestic]

POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC, Eco Energy Solution, UITrans LRT Co., Ltd., Pohang Special Welding Co.,Ltd. and others.

[Foreign]

Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd, South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions with the related companies for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

1)	For the three-month period ended March 31, 2026

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	37,090	605,705	—	—	3,907
POSCO Eco & Challenge Co., Ltd.		1,698	—	—	6,122	729
POSCO STEELEON CO., Ltd		325	—	—	—	1
POSCO DX		277	12,425	—	785	3,875
POSCO Research Institute		—	—	—	—	1,305
eNtoB Corporation		—	—	—	80	2,028
POSCO FUTURE M CO., LTD.		752	18,734	—	—	—
POSCO INTERNATIONAL Corporation		1,544	124,396	—	—	1
Busan E&E Co,. Ltd.		—	3,618	—	—	—
POSCO America Corporation		—	—	—	—	1,828
Others		1,337	958	1,258	—	7,389

		43,023	765,836	1,258	6,987	21,063

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	12,359	—	—	—
Roy Hill Holdings Pty Ltd		—	23,357	—	—	—
Others		283	5,674	91	—	—

		283	41,390	91	—	—

	~~W~~	43,306	807,226	1,349	6,987	21,063

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of March 31, 2026, the Company provided payment guarantees to the related parties (see Note 19).

34

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

30. Related Party Transactions (cont’d)

2)	For the three-month period ended March 31, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	39,437	332,858	—	—	3,157
POSCO Eco & Challenge Co., Ltd.		2,230	11,037	—	208	—
POSCO STEELEON CO., Ltd		281	—	—	—	—
POSCO DX		521	12,425	—	873	4,740
eNtoB Corporation		—	—	—	—	1,561
POSCO FUTURE M CO., LTD.		1,270	5,809	—	—	20
POSCO INTERNATIONAL Corporation		1,666	192,814	161	—	—
Busan E&E Co,. Ltd.		—	3,618	—	—	—
POSCO America Corporation		—	—	—	—	1,931
Others		1,387	—	1,026	—	4,275

		46,792	558,561	1,187	1,081	15,684

Associates and joint ventures(*2)
Roy Hill Holdings Pty Ltd		—	50,201	—	—	—
Others		220	9,885	59	—	—

		220	60,086	59	—	—

	~~W~~	47,012	618,647	1,246	1,081	15,684

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of March 31, 2025, the Company provided payment guarantees to the related parties (see Note 19).

(c)	Outstanding balances arising from material transactions between the Company and the related parties as of March 31, 2026 and December 31, 2025 are as follows:

1)	March 31, 2026

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	722,706	126,942	849,648	2,992	40,715	43,707
POSCO Eco & Challenge Co., Ltd.		8,491	—	8,491	2,296	6,401	8,697
POSCO STEELEON CO., Ltd		1,624	—	1,624	—	—	—
POSCO DX		13,812	—	13,812	1,732	637	2,369
POSCO FUTURE M CO., LTD.		18,683	117	18,800	—	38	38
POSCO Mobility Solution Corporation		891	—	891	—	12	12
POSCO INTERNATIONAL Corporation		132,117	—	132,117	—	468	468
POSCO Argentina S.A.U		—	43,109	43,109	—	—	—
Others		5,101	11,827	16,928	1,241	6,355	7,596

		903,425	181,995	1,085,420	8,261	54,626	62,887

Associates and joint ventures
SNNC		1,161	—	1,161	—	—	—
Roy Hill Holdings Pty Ltd		23,357	—	23,357	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	256,928	256,928	—	—	—
Others		253	757	1,010	—	—	—

		24,771	257,685	282,456	—	—	—

	~~W~~	928,196	439,680	1,367,876	8,261	54,626	62,887

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables.

35

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

30. Related Party Transactions (cont’d)

2)	December 31, 2025

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	92,175	81,349	173,524	1,657	40,742	42,399
POSCO Eco & Challenge Co., Ltd.		6,793	693	7,486	305	3,788	4,093
POSCO STEELEON CO., Ltd		1,299	—	1,299	—	—	—
POSCO DX		1,109	48	1,157	3,738	47	3,785
POSCO FUTURE M CO., LTD.		4,904	1	4,905	—	62	62
POSCO Mobility Solution Corporation		713	—	713	—	11	11
POSCO INTERNATIONAL Corporation		6,176	—	6,176	—	508	508
POSCO Argentina S.A.U		—	27,929	27,929	—	—	—
Others		3,606	7,874	11,480	4,274	537	4,811

		116,775	117,894	234,669	9,974	45,695	55,669

Associates and joint ventures
SNNC		929	—	929	—	—	—
Roy Hill Holdings Pty Ltd		39,761	—	39,761	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	243,601	243,601	—	—	—
Others		203	867	1,070	—	—	—

		40,893	244,468	285,361	—	—	—

	~~W~~	157,668	362,362	520,030	9,974	45,695	55,669

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables.

(d)	For each of the three-month periods ended March 31, 2026 and 2025, there were additional investments in subsidiaries and others amounting to ~~W~~5,500 million and ~~W~~619 million, respectively.

(e)	For each of the three-month periods ended March 31, 2026 and 2025, details of compensation to key management officers are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Short-term benefits	~~W~~	7,306	6,770
Retirement benefits		1,326	2,361

	~~W~~	8,632	9,131

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

36

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

31. Commitments and Contingencies

(a)

As of March 31, 2026, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fails. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2026, the ending balance of borrowing amounts to USD 1.02 million.

(b)	The Company has deposited 87,977 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of March 31, 2026.

(c)	As of March 31, 2026, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(d)	Litigation in progress

The Company is involved in 4 lawsuits for contract payment amounting to ~~W~~900 million as defendant as of March 31, 2026. However, the Company has not recognized any provisions for these litigation cases since the Company does not believe it has a present obligation as of March 31, 2026.

(e)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

(f)	As of March 31, 2026, the Company has been provided a payment guarantee of ~~W~~2,954 million from Seoul Guarantee Insurance in relation to license guarantees and others.

(g)	As of March 31, 2026, the Company has entered into a credit line agreement with Woori Bank, with a limit of ~~W~~20,000 million.

37

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2026 and 2025 (Unaudited)

32. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Won)	March 31, 2026		March 31, 2025
Trade accounts and notes receivable	~~W~~	(28,690)	(31,290)
Other accounts receivable		8,364	2,084
Prepaid expenses		167	152
Other current assets		4	(8)
Other non-current assets		(1,979)	—
Other accounts payable		(2,594)	(13,666)
Accrued expenses		4,331	1,573
Advances received		1,131	(770)
Withholdings		(52)	122
Unearned revenue		(229)	275
Other current liabilities		(2,641)	(1,586)
Payments of severance benefits		(2,004)	(4,549)
Plan assets		—	2,422

	~~W~~	(24,192)	(45,241)

33. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on May 12, 2026, the Company decided to pay interim cash dividends of ~~W~~2,000 per common share (total dividends: ~~W~~151.2 billion).

(b)

On April 13, 2026, the Company completed the disposal of its equity interests in its subsidiaries, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. and Qingdao Pohang Stainless Steel Co., Ltd., in order to enhance the operational efficiency of its steel business.

(c)

Pursuant to a resolution of the Board of Directors on May 12, 2026, the Company decided to provide a payment guarantee for borrowings of USD 700 million of POSCO Argentina S.A.U. The guarantee period is five years from June 1, 2026 to May 31, 2031.

38